Filed pursuant to Rule 424(b)(1)
                                         File No. 333-01453

     PROSPECTUS

                           1,412,200 SHARES OF COMMON STOCK
                                   ($.01 PAR VALUE)

                                    COMPUMED, INC.

                                     COMMON STOCK

          This Prospectus relates to the offering of 1,412,200 shares (the "Shares") of Common Stock, $.01 par value per share ("Common Stock"), of CompuMed, Inc., a Delaware corporation (the "Company") on behalf of certain persons (the "Selling Stockholders"). 4,200 of the Shares are issuable upon the conversion of the Company's Class A $3.50 Cumulative Convertible Preferred Stock (the "Class A Preferred Stock"), 147,000 of the Shares are issuable upon the exercise of Common Stock Purchase Warrants (the "SASCO Warrants") held by Skeletal Assessment Services Co. ("SASCO"), 1,236,000 of the Shares are owned by certain investors who purchased such Shares in an August 1995 private placement (the "Reg D Placement") effected pursuant to Regulation D of the Securities Act of 1933, as amended (the "Securities Act") and the remaining 25,000 Shares are issuable upon the exercise of Common Stock Purchase Warrants (the "Toppen Warrants") held by Maurene Toppen ("Toppen"). The Company will receive aggregate gross proceeds of $464,500 upon the exercise of all of the SASCO Warrants and all of the Toppen Warrants. The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders. See "SELLING STOCKHOLDERS."

          The Selling Stockholders will sell the Shares from time to time after the effective date of the SB-2 Registration Statement (No. 333-01453)
     (the "Registration Statement") which this Prospectus constitutes a part as determined by market conditions and other factors. The Company expects that the Selling Stockholders will sell their Shares covered by this Prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers for the seller, or through broker-dealers acting as principals, who may then resell the Shares in the over-the-counter market or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. See "PLAN OF DISTRIBUTION."

          The Company's Common Stock is quoted on the NASDAQ Small Cap Market under the symbol CMPD. On March 12, 1996, the closing bid and asked prices were $2.44 and $2.56 per share of Common Stock. See "MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS."

          AN INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK.
                   SEE "RISK FACTORS" ON PAGES 5 THROUGH 10 HEREOF.

                                 --------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                    The date of this Prospectus is March 13, 1996

                                AVAILABLE INFORMATION

               The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "SEC"). Such reports and other information can be inspected and copied at the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; or at its regional offices at 500 West Madison Street, 14th Floor, Chicago, IL 60661; or Seven World Trade Center, 13th Floor, New York, NY 10048. Copies of this material can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

               This Prospectus constitutes a part of the Registration Statement filed by the Company with the SEC under the Securities Act. This Prospectus omits certain information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the offering. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference. The Company's Common Stock is quoted on the NASDAQ Small Cap Market, and such reports and other information can also be inspected at the offices of NASDAQ Operations, 1735 K Street, N.W., Washington, D.C. 20006.


                                  PROSPECTUS SUMMARY

               The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus.


                                     THE COMPANY

               The Company is a medical systems company engaged primarily in the application of computer technology to medicine. The main aspects of the Company's business are (i) the licensing of its proprietary technology in the OsteoGram(R), a bone density test that was developed by the Company as a means of aiding physicians in diagnosing and monitoring osteoporosis,
     (ii) the computer interpretation of electrocardiograms ("ECGs"), (iii) the TeleCor Services Division ("TeleCor"), which is engaged in transtelephonic cardiac event monitoring, and (iv) the development of DetoxaholTM, a substance and delivery technology intended to facilitate the rapid lowering of blood alcohol levels from people who have consumed alcohol. An industrial park complex, which was owned and managed by Irsco Development Company, Inc., a California corporation and the Company's wholly owned subsidiary ("Irsco"), is presently being sold in connection with certain foreclosure proceedings arising from defaults by Irsco under certain deeds of trust secured by such property. See "BUSINESS - INDUSTRIAL PROPERTY - IRSCO DEVELOPMENT COMPANY, INC." In September 1995, the Company entered into a Technology License Agreement (the "Merck License Agreement"), with Merck & Co., Inc. ("Merck"), pursuant to which the Company has licensed its proprietary technology in the OsteoGram(R) to Merck and has sold to Merck certain assets used in conducting and analyzing OsteoGrams(R) (such assets together with the proprietary technology are hereinafter referred to as the "OsteoSystem"). Management expects its near-term growth to come from the royalties obtained pursuant to the Merck License Agreement.

               The Company was incorporated in the State of Delaware on July 21, 1986. The address and telephone number of the Company's principal executive offices are 1230 Rosecrans Avenue, Suite 1000, Manhattan Beach, California 90266, (310) 643-5106.


                                     THE OFFERING


     Common Stock Outstanding..................  8,408,517 shares as of
                                                 February 20, 1996.

     The Offering..............................  1,412,200 shares of Common
                                                 Stock by certain
                                                 stockholders, including an
                                                 aggregate of 172,000 Shares
                                                 of Common Stock underlying
                                                 warrants.

     Risk Factors.............................   An investment in the Common
                                                 Stock involves a high degree
                                                 of risk, including, a history
                                                 of financial losses, need for
                                                 future sources of capital,
                                                 regulatory compliance,
                                                 changing healthcare policies,
                                                 technological changes and
                                                 pending litigations.  See
                                                 "RISK FACTORS."

     NASDAQ Symbol...........................    Common Stock CMPD.


                              SUMMARY OF FINANCIAL DATA

                                        Year Ended September 30,
                              --------------------------------------------
                              1991      1992      1993      1994      1995
                              ----      ----      ----      ----      ----
                                   (In thousands, except per share data)

     Statement of Operations Data

     Revenues...............  $4,236    $3,528    $2,967    $2,363    $3,010
     Net loss...............    (548)   (2,015)   (2,202)   (3,864)   (3,390)
     Loss per share.........    (.31)     (.98)     (.72)     (.90)     (.55)
     Weighted average common
      shares outstanding.....  1,749     2,056     3,062     4,315     6,151


                                   Three Months Ended
                                      December 31,
                                   ------------------
                                 (In thousands, except
                                     per share data)

                                        1994     1995
                                        ----     ----
     Statement of Operations Data

     Revenues...............             $763      $652
     Net loss...............             (329)     (649)
     Loss per share.........             (.07)     (.08)
     Weighted average common
      shares outstanding.....           4,809     8,344


                                   September 30,
                                -------------------
                                   1994      1995        December 31, 1995
                                   ----      ----        -----------------
                                   (In thousands)          (In thousands)
     Balance Sheet Data

     Working capital..........     $(441)    $ 3,857          $   549
     Total assets.............     6,866      10,498           10,159
     Debt obligations(1)......     3,782       3,727            3,765
     Stockholders' equity(2)..     1,913       5,201            4,839

     --------------------

     (1)  Long-term and short-term indebtedness, including capital leases.

     (2) Cash dividends are paid only on Class A Preferred Stock. See "DESCRIPTION OF SECURITIES - PREFERRED STOCK - Class A Preferred Stock."


                                     RISK FACTORS

          An investment in the Common Stock involves a high degree of risk and, therefore, should be considered extremely speculative. It should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Prospective investors should consider carefully among other risk factors, the risk factors and other special considerations relating to the Company and this offering set forth below.

     FINANCIAL RISKS

          History of Losses. The Company's operations incurred net losses of approximately $2,202,000 in 1993, $3,864,000 in 1994, $3,390,000 in 1995
     and $649,000 for the first quarter of 1996. The Company's retained deficit at December 31, 1995 was $20,170,000. The Company anticipates further losses until a significant market for the OsteoGram(R) is developed and the Company begins to receive royalties from the licensing of the OsteoSystem pursuant to the Merck License Agreement. Although revenues for the quarter ended December 31, 1995 were comparable to revenues for the quarter ended December 31, 1994, the Company incurred a larger loss in the first quarter of fiscal 1996 than in the first quarter of fiscal 1995 due in part to increased research and development costs and expenses related to certain securities class action complaints and a derivative complaint filed against the Company. Future operating results could be further impaired by such costs and expenses and by development efforts and associated expenses in connection with the creation of a second generation
     OsteoSystem and the Company's rights to DetoxaholTM.

          No Assurance of Future Sources of Capital to Support and Grow Business. The Company will require capital to finance its continued investment in research and development of DetoxaholTM and a second generation OsteoSystem and to support and grow its existing ECG systems and TeleCor businesses. Although the Company has sufficient capital to fund these activities for at least the next 24 months as a result of the Reg D Placement in August 1995 which raised $5.1 million in gross proceeds, inasmuch as it expects to incur additional operating losses, there can be no assurance that the Company will have adequate working capital to fund all of these activities thereafter. Presently, no additional capital is actively being sought.

     BUSINESS AND REGULATORY RISKS

          Lack of Acceptance of the OsteoGram(R). Management expects a significant portion of the Company's future revenues to come from royalties under the Merck License Agreement. The Merck License Agreement grants Merck the exclusive right to market and sell the OsteoGram(R), including complete control over the operation of, marketing and sales for, the OsteoGram(R). Royalties receivable by the Company pursuant to the Merck License Agreement are dependent on OsteoGram(R) sales volume. Merck is not obligated to pay the Company any minimum amount of royalties. The existence of the OsteoGram(R) for testing bone mass is currently at an early stage in market development and is not widely recognized by the medical profession and the public. Although management believes that the introduction of drugs like Merck's FosamaxTM into the market will increase the public's awareness of the OsteoGram(R), education of the medical profession and public of the OsteoGram(R)'s effectiveness, low cost, ease of use and lack of any need for specialized capital equipment to administer the test remains vital to the success of the OsteoGram(R). In addition, other obstacles such as competition with other companies that are better known and financed than the Company, could impede the OsteoGram(R)'s success. In fact, Merck has entered into licensing or collaborative arrangements with certain of the Company's competitors and has acquired an equity interest in at least one of the Company's competitors, although the systems of such competitors differ materially in cost or performance from the Osteogram(R). Such arrangements could affect sales by Merck of the OsteoGram(R) as the Merck License Agreement does not provide for minimum royalties to the Company. There is no assurance that any of these approaches will be successful to develop a profitable market for the OsteoGram(R) or that Merck will be able to successfully market the OsteoGram(R) or that the Company will derive substantial royalties from the Merck License Agreement.

          Technological and Market Uncertainty for DetoxaholTM. Significant further research and development, including clinical testing, as well as obtaining necessary regulatory clearances, are required before the Company can produce a marketable DetoxaholTM product. To date, only one series of animal studies relating to the conceptual feasibility of DetoxaholTM has been completed. There can be no assurance that the Company's research and development efforts will be successful or that any potential DetoxaholTM product ultimately produced will prove to be safe and effective in further pre-clinical or clinical trials. Moreover, even if a potential DetoxaholTM product is eventually approved for marketing, there can be no assurance that it can be marketed successfully. The Company may encounter unanticipated problems relating to requisite Food and Drug Administration (the "FDA") clearance, development, manufacturing, distribution or marketing, some of which may be beyond the financial and technical abilities of the Company to resolve. The failure to adequately address such problems could have a material adverse effect on the Company.
     Finally, there can be no assurance that any potential DetoxaholTM product will not be rendered obsolete by competitors' products or that competitors' products will not significantly limit the potential market for any products the Company produces in the future. See "FDA Regulation" and "Competition."

          FDA Regulation. The Company's medical devices, medical services and potential pharmaceutical products are subject to varying degrees of FDA regulation. The FDA Office of Medical Devices regulates the safety and efficacy of medical devices. All medical devices and their components are subject to certain general controls, including compliance with specified manufacturing practices. Manufacturers are required to provide the FDA with advance notice of their intention to introduce and market new medical devices and demonstrate such devices' safety and efficacy to the FDA's satisfaction prior to commencement of their commercial use.

          In December 1993, the FDA issued a "Warning Letter" to the Company relating to the OsteoGram(R) (the "Warning Letter"). The Warning Letter primarily concerned two areas. One concern of the FDA was labeling. The FDA has required all companies involved in the measurement of bone density to eliminate from their advertising reference that such measurements can "detect osteoporosis." In order to comply with this FDA requirement, the Company has removed the reference to "detection of osteoporosis" from all of its advertising literature. The second concern of the FDA was the Company's lack of documentation relating to an exemption for the Company from the 510-K filing requirements. The OsteoGram(R) was in use prior to 1976 when the 510-K regulations were established and thus the Company believes that the OsteoGram(R) is "grand-fathered" in without having to file under 510-K. In addition, the Company considers the OsteoGram(R) to be a medical service, which in the opinion of management and its consultants is not subject to the requirements of 510-K. The Company and Merck have recently provided additional information in support of their position to the FDA, and management expects that the Company and Merck will be able to resolve FDA concerns. In the event that the FDA ultimately determines that the OsteoGram(R) is not exempt from the 510-K filing requirements, a Form 510-K would be filed with the FDA. The Company estimates that the 510-K filing process would take approximately one year comprising of the following stages: (i) approximately four months to draft documents to be submitted to the FDA and to prepare exhibits, (ii) approximately another four months before obtaining a preliminary response from the FDA and (iii) about four months from the receipt of the preliminary response until the filing is completed. There is, however, no assurance that the Company and Merck will be able to resolve FDA concerns or that there will not be future FDA concerns having an adverse effect on revenues the Company receives from Merck on OsteoGram(R) sales.

          Prior to marketing any prescription or over-the-counter potential DetoxaholTM product that is eventually developed by the Company, such prescription or potential product must undergo an extensive regulatory clearance process conducted by the FDA and comparable agencies in other countries. This process, which generally includes a review of preclinical and clinical testing and confirmation by the FDA that Good Laboratory Practices established by the FDA and Good Clinical Practices were maintained during testing, can take many years and require the expenditure of substantial resources. The Company is dependent on the laboratory and medical institutions that will conduct its preclinical and clinical testing to maintain both Good Laboratory Practices and Good Clinical Practices. Data obtained from preclinical and clinical testing are subject to varying interpretations that can result in delays in the regulatory clearance process or limitations on, or even prevention of, regulatory clearance. In addition, delays or rejections may be encountered as a result of changes in regulatory review policies during the period of development and regulatory review of an Investigational New Drug Application ("IND").

          There can be no assurance that the Company will continue to develop its DetoxaholTM technology or that if any DetoxaholTM product is ultimately developed by the Company, such product will be cleared by the appropriate regulatory agencies. In the pharmaceutical industry, only a small percentage of the new products for which INDs are submitted to the FDA to commence human testing ultimately are cleared for marketing. Moreover, regulatory clearances may result in restrictions on the indicated uses for which a product may be marketed. Any significant delays in obtaining regulatory clearances or limitations imposed on indicated uses could result in the Company incurring substantial additional expenditures or in diminishing any competitive advantage that the Company's potential products might otherwise enjoy.

          If clearance is obtained to proceed to clinical trials pursuant to the IND, Phases 1 through 3 clinical trials are performed. If Phases 1 through 3 are successfully completed, the data from these trials is collected into a New Drug Application ("NDA"), which is filed with the FDA in an effort to obtain marketing clearance. The FDA reported industry average for intervals between filing of an IND and submission of an NDA is about five years and about two years between NDA filing and FDA clearance. If a drug is designated for fast track clearance the process can be shorter. Since pre-clinical testing of DetoxaholTM has not yet commenced, the Company is unable to estimate when it would file an IND with respect to DetoxaholTM, assuming the Company decides to continue to develop DetoxaholTM.

          Even if regulatory marketing clearances are obtained, a marketed product and its manufacturer are subject to continual review. Subsequent discovery of previously unknown problems with a product or its manufacture may result in restrictions on such product or manufacture, including withdrawal of such product from the market. Any manufacturing or labeling change made by the Company to any product approved for marketing would also be subject to regulatory review. See "BUSINESS - GOVERNMENT REGULATION."

          Medical Reimbursement Program. Currently, the OsteoGram(R), ECG services and TeleCor are approved for reimbursement by Medicare and most other third party payors. Most payments for these services are made by the medical insurance carrier of the patients. Congress and President Clinton remain at an impasse over Congress' long-term budget bill. The bill contains provisions which seek to limit Medicare. If such provisions remain in the bill when and if it becomes law, then such legislation would likely limit the total number of Medicare recipients and thereby limit the ability of physicians to recover costs of Osteogram(R) tests and ECG or TeleCor services. Should Medicare reimbursement programs be significantly reduced or should other regulatory changes affect the ability of physicians or the Company (or Merck in the case of the OsteoGram(R)) to recover the cost of OsteoGram(R) tests, ECG services or TeleCor services, the Company's ability to market and sell its products would be adversely affected.

          Lack of Patent Protection. The Company has licensed its proprietary technology in the OsteoGram(R) to Merck in reliance on trade secret protection for the OsteoGram(R) and considers the software to process the OsteoGram(R) to be proprietary. However, such protection may not preclude competitors from developing products which can be marketed in competition with the OsteoGram(R). The Company intends to file for patents as improvements are made to the OsteoSystem or as the second generation OsteoSystem is developed. See "BUSINESS - THE OSTEOGRAM(R) - Merck License Agreement" for a description of certain rights of first refusal held by Merck in connection with the development and ultimate licensing of a second generation OsteoSystem. There can be no assurance that patent applications, if filed, will result in issued patents or that patents, if issued will not be circumvented or invalidated. Moreover, there is no assurance that the Company is not infringing the patents of third parties.

          In June 1995, a patent application was filed on behalf of the Company covering the technology underlying DetoxaholTM. There can be no assurance that such patent application will be approved, that the Company can develop or acquire DetoxaholTM products or methods of use that are patentable, or even if patents are issued that they will result in any competitive advantage to any DetoxaholTM products ultimately created by the Company or will not be challenged by third parties, or that patents issued to others will not adversely affect the development or commercialization of the Company's potential DetoxaholTM products. In addition, to the extent that the Company develops uses of DetoxaholTM in combination with other products, if such products are covered by third-party patents, the Company could be required to obtain licenses from the owners of such patents in order to market such combination products.

          Competition. The primary businesses in which the Company engages, testing for bone density and sales and processing of ECGs, are highly competitive. There are other companies with substantially greater market recognition and financial and development resources than those of the Company which are engaged in the marketing of products similar to and which compete with the OsteoGram(R) and the Company's ECG terminals. Many radiology centers (in hospitals and free standing) also consider themselves competitors of the Company, because of their capital investments in expensive bone scanning equipment. In addition, and particularly in regard to the OsteoGram(R), physicians and other prominent members of the medical community frequently are reluctant to accept new products until their contribution to health care has been established over an extended period of time. To the extent the medical community is slow to accept the use of the OsteoGram(R), any revenues receivable by the Company pursuant to the Merck License Agreement may be impeded. In addition, there is no assurance that other companies with competing technologies will not be approved for reimbursement by Medicare and/or private insurance carriers.

          New Products and Technological Change. The Company is in the "high tech" end of the health care industry. This industry has been historically marked by very rapid technological change and frequent introductions of new products. Accordingly, the Company's future growth and profitability depend in part on its ability to continue to respond to technological changes and successfully develop and market new products that achieve significant market acceptance. There is no assurance that the Company will be able to do so.

          Dependence on Third Parties for Manufacturing, Marketing and Research. The Company currently has no capability to manufacture or market potential DetoxaholTM products that may be developed or certain apparatus used in connection with the OsteoSystem, ECG services or TeleCor services. The Company has entered into arrangements for the manufacture of certain apparatus used in connection with the OsteoSystem, ECG services and TeleCor services. The Company intends to seek license agreements with pharmaceutical companies for the manufacture and marketing of any potential DetoxaholTM products. In addition, the Company does not have the capacity to conduct the preclinical and clinical testing of DetoxaholTM and other research required in connection with the development of DetoxaholTM and accordingly has entered into an arrangement with the University of Georgia for the preclinical and clinical testing and the continued research and development of DetoxaholTM. The Company will be dependent on these and other third parties for the manufacture of its products for clinical testing and commercial purposes, for the marketing of these products and for research capacity, as the case may be.

          The Company has not yet entered into any discussions with third parties for manufacturing and marketing of potential DetoxaholTM products. In addition, there can be no assurance that the Company will be able to enter into commercial manufacturing or marketing agreements for any of these products or that the terms of any such agreements will be attractive to the Company.

          In the event that the Company is unable to obtain or retain third party manufacturers, it may not be able to commercialize its products as planned. Clearance of the Company's products for marketing outside the United States and Canada may be dependent on the consummation of manufacturing and marketing agreements with licensees or partners. The Company's dependence upon third parties for the manufacture and marketing of its products also may adversely affect the amount of any future profit to the Company from the marketing of its products.

          Products Liability Exposure. The malfunction or misuse of the medical devices assembled and sold and services rendered by the Company may result in potential injury to physicians' patients, thereby subjecting the Company to possible liability. Although the Company's insurance coverage is $3,000,000 per occurrence and $3,000,000 in the aggregate with a deductible of $1,000, which amounts and deductibles are customary in the industry, there can be no assurance that such insurance will be sufficient to cover any potential liability. Furthermore, there can be no assurance that this coverage will continue to be available or, if available, that it can be maintained at reasonable cost. To date, the Company has never been involved in any litigation as a result of alleged product liability.

          Professional Liability Exposure. The Company's current liability insurance policy does not cover losses due to misinterpreted overreads of ECG or TeleCor printouts by physicians retained by the Company to provide such services. Medical professional liability claims which may be brought against the Company for misinterpreted overreads, which are not covered by or exceed the coverage amount of a medical professional liability insurance policy held by the physician performing the overread, could have a material adverse effect on the Company's business, financial condition or operating results. Since commencing its ECG and TeleCor services, no medical professional liability claims have been made against either physicians who perform overreads for the Company or the Company with respect to misinterpreted overreads.

          Irsco Default. Notices of default were received by the Company's wholly-owned subsidiary, Irsco, in connection with defaults by Irsco on certain deeds of trust secured by Irsco's sole asset, a 6.3 acre industrial park (the "Irsco Property"). In addition, Irsco has received notice that the holders of the aforementioned deeds of trust have begun to collect rents pursuant to provisions contained in the deeds of trust which are triggered in the event of a default. The Board of Directors of Irsco has determined that it is in the best interests of Irsco to allow the Irsco Property to be sold in any foreclosure proceedings instituted by the holders of the deeds of trust. The holders of the deeds of trust do not have any recourse beyond the Irsco Property. At the end of fiscal year 1995, based on impairment indicators, the Company recorded a write-down on the Irsco Property of $1.5 million to reduce the carrying value of such property to net realizable value. The Company may have to record additional write-downs in connection with the Irsco Property.

          Securities Litigation. In October through November 1995, several class action and one derivative complaint (collectively, the "Complaints") were filed against the Company and certain of its executive officers and directors on behalf of persons who purchased Common Stock during various time periods spanning from August 11, 1995 through October 17, 1995 with the exception of the derivative complaint which is brought derivatively on behalf of the Company. The Complaints allege violations of federal securities laws and relate to the nature and extent of the disclosure of certain caps on the royalties receivable by the Company under the terms of the Merck License Agreement. The litigation is in the early stages of discovery. The Complaints allege damages in an unspecified amount together with costs and fees. The Company denies the allegations and contends that the lawsuit has no merit. The Company cannot predict what effect a certified judgment in favor of the plaintiffs would have on the Company's financial condition. See "LEGAL PROCEEDINGS."

     MARKET RISKS

          Securities Market Volatility. There have been periods of extreme volatility in the stock markets, which in many cases were unrelated to the operating performance of, or announcements concerning, the issuers of the affected stock. The Company's Common Stock has recently been traded at a high volume and the bid and asked prices for its Common Stock have fluctuated significantly as a result of such volume. General market price declines or market volatility or factors related to the general economy or the Company in the future could adversely affect the price of the Common Stock. Investors should check market prices before making an investment decision with respect to securities of the Company.

          Dilution. The market price of the Common Stock is presently in excess of net tangible book value, which was $.55 per share on December 31, 1995. Investors who purchase Common Stock would absorb immediate dilution in the net tangible book value per share of Common Stock.

          Shares Eligible for Future Sale. An aggregate of 10,397,411 shares of the Company's Common Stock will be outstanding immediately, assuming conversion of outstanding shares of Class A Preferred Stock and $3.50 Series B Convertible Preferred Stock (the "Class B Preferred Stock") and the exercise of all outstanding warrants to purchase Common Stock, but excluding shares underlying options. The sale, or availability for sale, of substantial amounts of Common Stock in the public market subsequent to this offering could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise additional capital when needed through the sale of its equity securities.


                                   USE OF PROCEEDS

          The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. However, the Company will receive an amount equal to $2.50 per share, or aggregate gross proceeds of $367,500, assuming the exercise of all of the SASCO Warrants and an amount equal to $3.88 per share, or aggregate gross proceeds of $97,000, assuming the exercise of all of the Toppen Warrants. The Company is obligated to bear the expenses of the registration of the Shares. The Company estimates that such expenses will amount to approximately $50,000.


                                   DIVIDEND POLICY

          No dividend or other distribution with respect to the Company's Common Stock or Class B Preferred Stock has ever been paid by the Company. Any payment of future dividends on the Common Stock or Class B Preferred Stock and the amounts thereof will be dependent upon the Company's earnings, financial requirements and other factors deemed relevant by the Company's Board of Directors. The Company currently does not intend to pay any cash dividends on the Common Stock or Class B Preferred Stock in the foreseeable future; rather, the Company intends to retain any earnings to provide for the operation and expansion of its business.

          The holders of the Class A Preferred Stock are entitled to receive, when and as declared by the Board of Directors of the Company, dividends at an annual rate of $.35 per share, payable quarterly. Dividends are cumulative from the date of issuance. The Board of Directors has declared and the Company has paid quarterly dividends on the Class A Preferred Stock at an annual rate of $.35. No such dividends which were declared remain due and unpaid. The Company intends to continue to pay dividends in such amount on the Class A Preferred Stock, assuming it is able to do so under applicable law.


                                    CAPITALIZATION

          The following table sets forth the actual capitalization of the Company at December 31, 1995, and as adjusted to reflect the application of the estimated net proceeds of $414,375 from the exercise of the SASCO and Toppen Warrants. The table should be read in conjunction with the Company's consolidated financial statements and the related notes thereto, included elsewhere in this Prospectus. See "USE OF PROCEEDS" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
     OF OPERATIONS."

                                                    December 31, 1995
                                                -----------------------
                                                Actual      As Adjusted(1)
                                                ------      --------------
     Long-term
      indebtedness
      (capital leases)....................     $ 101,000      $101,000
     Stockholders' equity
       Preferred Stock $.10 par value -
        1,000,000 shares authorized
        Class A $3.50 Cumulative
        Convertible Voting - 8,400 shares
        issued and outstanding(2).........         1,000             0
        Class B $3.50 Convertible Voting -
        52,333 shares issued and
        outstanding(3)....................         5,000             0
       Common Stock, $.01 par value -
        50,000,000 shares authorized,
        8,346,568 shares issued and
        outstanding(4), 9,046,101
        shares issued and outstanding,
        as adjusted(5)....................       83,000         91,000
     Additional paid in capital...........   24,920,000     25,332,000
     Retained deficit.....................  (20,170,000)   (20,170,000)
                                            ------------   ------------
            Total stockholders' equity....    4,839,000      5,253,000
                                            ------------   ------------
     Total capitalization.................  $ 4,940,000    $ 5,354,000
                                            ============   ============

     --------------------------
     (1) Reflects the issuance of 172,000 shares of Common Stock issuable upon the exercise of all of the SASCO and Toppen Warrants and the anticipated application of the net proceeds therefrom.
     (2) Every two shares of Class A Preferred Stock are convertible into one share of Common Stock. See "DESCRIPTION OF SECURITIES - PREFERRED STOCK" for a description of the conversion provisions relating to the Class A Preferred Stock. The "As Adjusted" figure assumes the conversion of all outstanding shares of Class A Preferred Stock.
     (3) Each share of Class B Preferred Stock is convertible into ten shares of Common Stock. See "DESCRIPTION OF SECURITIES - PREFERRED STOCK" for an explanation of the conversion provisions relating to the Class B Preferred Stock. The "As Adjusted" figure assumes the conversion of all outstanding shares of Class B Preferred Stock.
     (4) Does not include up to (i) an aggregate of 807,190 shares of Common Stock issuable upon the exercise of certain publicly-traded warrants and certain other warrants issued to the representative of the underwriters who participated in the Company's 1992 public offering;
          (ii) an aggregate of 1,543,246 shares of Common Stock issuable upon the exercise of options granted to officers, directors, employees and consultants, and certain non-public warrants; (iii) 4,200 shares of Common Stock reserved for the conversion of 8,400 shares of Class A Preferred Stock, or (iv) 523,330 shares of Common Stock reserved for the conversion of 52,333 shares of Class B Preferred Stock. See "MANAGEMENT - EMPLOYEE STOCK OPTION PLANS," "NON-QUALIFIED STOCK OPTIONS" and "DESCRIPTION OF SECURITIES."
     (5) Includes an aggregate of 527,533 shares of Common Stock issuable upon conversion of the Class A and Class B Preferred Stock. Does not include (i) an aggregate of 807,190 shares of Common Stock issuable upon the exercise of certain publicly-traded warrants and (ii) 1,593,246 shares of Common Stock issued upon the exercise of certain non-public warrants and options subsequent to December 31, 1995.


                               SELECTED FINANCIAL DATA

          The following selected financial data for the five years ended September 30, 1995 are derived from consolidated financial statements of the Company. The financial data for the three month periods ended December 31, 1994 and 1995 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended December 31, 1995 are not necessarily indicative of the results for the entire year ending September 30, 1996. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included herein.

                                        Year Ended September 30,
                              --------------------------------------------
                              1991      1992      1993      1994      1995
                              ----      ----      ----      ----      ----
                                   (In thousands, except per share data)

     Statement of Operations Data

     Revenues...............  $4,236    $3,528    $2,967    $2,363    $3,010

     Costs and expenses.....   4,784     5,543     5,169     6,227     6,400
                              -------   -------   -------   -------   -------
     Net loss...............  $ (548)  $(2,015)  $(2,202)  $(3,864)  $(3,390)
                              =======  ========  ========  ========  ========
     Loss per share.........  $ (.31)  $  (.98)  $  (.72)  $  (.90)  $  (.55)
                              =======  ========  ========  ========  ========
     Weighted average common
      shares outstanding.....  1,749     2,056     3,062     4,315     6,151


                                   Three Months Ended
                                      December 31,
                                   ------------------
                                 (In thousands, except
                                     per share data)

                                        1994     1995
                                        ----     ----
     Statement of Operations Data

     Revenues...............             $763      $652

     Costs and expenses.....            1,092     1,301
                                        ------    ------
     Net loss...............            $(329)    $(649)
                                        ======    ======
     Loss per share.........            $(.07)    $(.08)
                                        ======    ======
     Weighted average common
      shares outstanding.....           4,809     8,344



                                    September 30,
                               ----------------------
                                   1994      1995        December 31, 1995
                                   ----      ----        -----------------
                                   (In thousands)         (In thousands)
     Balance Sheet Data

     Current assets...........     $ 761     $ 6,095          $ 5,709

     Working capital..........      (441)      3,857              549

     Total assets.............     6,866      10,498           10,159

     Debt obligations(1)......     3,782       3,727            3,765

     Total liabilities........     4,953       5,297            5,320

     Stockholders' equity(2)..     1,913       5,201            4,839

     -------------------

     (1)  Long-term and short-term indebtedness, including capital leases.

     (2) Cash dividends are paid only on Class A Preferred Stock. See "DESCRIPTION OF SECURITIES - PREFERRED STOCK - Class A Preferred Stock."


                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          This analysis should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein.

     RESULTS OF OPERATIONS

     FISCAL QUARTER ENDED DECEMBER 31, 1995 AS COMPARED TO 1994
     ----------------------------------------------------------

          Revenues from operations for the three months ended December 31, 1995 decreased by 15% as compared to the same period in 1994. This decrease is primarily attributed to the loss of revenues from the Company's Osteo services operation which was licensed to Merck pursuant to the Merck License Agreement. Pursuant to the terms of the Merck License Agreement, the Company will begin to receive royalties in the amounts specified in the Merck License Agreement on OsteoGram(R) tests sold by Merck on or after January 1, 1996, the beginning of the Company's second fiscal quarter.

          ECG services and product sale revenues increased by $23,000 or 5% for the quarter ended December 31, 1995 over revenues for the same period in the prior fiscal year and the Company earned interest income of $74,000 on the Company's average $5 million balance in marketable securities. Rental income from Irsco declined modestly as compared to prior periods. The Board of Directors of Irsco had determined that it is in Irsco's and the Company's best interests to allow the Irsco Property to be sold in foreclosure proceedings. The foreclosure proceedings were instituted upon the default by Irsco on the payment of indebtedness evidenced by certain deeds of trust (the "Deeds of Trust"). The Deeds of Trust are secured by the Irsco Property. The Company does not believe that the sale of the Irsco Property in foreclosure proceedings will have a material strategic impact on the development of the Company's core business because Irsco was not related to the Company's core medical systems business.

          Net loss from operations for the first quarter was $649,000 or $0.08 per share compared to a loss of $329,000 or $0.07 per share for the same period in 1994. The loss for first quarter of 1996 increased by $320,000 or 66% compared to the prior quarter primarily as the result of a $117,000 increase in research and development and $100,000 increase in legal expenses as a result of certain securities class action lawsuits and a derivative lawsuit filed against the Company.

     FISCAL YEAR ENDED SEPTEMBER 30, 1995 AS COMPARED TO 1994
     --------------------------------------------------------

          Operating results were affected by continuing marketing efforts and developmental costs associated with the Company's OsteoSystem business and the entry by the Company into cardiac transtelephonic event monitoring services. In the fourth quarter of 1995, certain non-recurring charges of $1,500,000 relating to the impairment of the Irsco Property, and $228,000 of certain rights related to the TeleCor division were taken. The loss of $3,390,000 for fiscal year 1995 as compared to the loss of $3,864,000 for fiscal year 1994 was down 12%.

          Revenue for fiscal year 1995 increased by 27% or $647,000 primarily as a result of increased product sales of OsteoSystem processing units in the international market and a full year's rental income from Irsco. Rental revenue related to Irsco was $431,000 in 1995 as compared to $66,000 for the period commencing on August 12, 1994, the date of the acquisition of Irsco, through year end 1994. ECG services revenue increased to $1,643,000 in fiscal year 1995 from $1,446,000 in fiscal year 1994 due to a slight increase in the customer base. A decrease in Osteo Services revenue resulted from a lower test volume and certain adjustments relating to the licensing of the OsteoSystem to Merck.

          The total expenses for fiscal year 1995 were similar to those incurred in fiscal year 1994, after taking into account the 1995 non-recurring charges previously noted and the 1994 charge of $1,696,000 related to DetoxaholTM research and development. An increase in interest and depreciation occurred in fiscal year 1995 of $369,000 for Irsco for a full fiscal year and in the cost of sales of $128,000 related to the three international sales of the OsteoSystem processing units. The decreases in 1995 resulted primarily from $300,000 less in expenses for DetoxaholTM research and development.

          Further losses are anticipated from research and development in connection with second generation OsteoSystem, ECG Systems and DetoxaholTM.

     FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

     FISCAL QUARTER ENDED DECEMBER 31, 1995 AS COMPARED TO 1994
     ----------------------------------------------------------

          At December 31, 1995, the ratio of current assets to current liabilities was 1.1 to 1.0 as compared to 2.7 to 1.0 at September 30, 1995. This decrease in the ratio resulted from the classification as a current liability of the Secured Promissory Note in the amount of $2,963,765, dated December 31, 1986 (the "Note"), in favor of Principal Mutual Life Insurance Company, due December 1, 1996. The Note was reclassified as a result of a default by Irsco on the payment of the indebtedness evidenced by the Note. The Note, like the Deeds of Trust, is secured by the Irsco Property. The Company has incurred $669,000 in current liabilities related to the payment of the Deeds of Trust. Irsco's revenues in fiscal year 1995 were $431,000 and costs were $419,000, excluding $197,000 of depreciation. After the sale of the Irsco Property in foreclosure, the Company expects the ratio of current assets to current liabilities to be consistent with the ratio that existed at September 30, 1995 (2.7 to 1.0) because long term assets and current liabilities relating to the Irsco Property will be removed from the consolidated balance sheet of the Company and subsidiaries as a result of such sale. Included in current assets at December 31, 1995 was approximately $5 million in marketable securities primarily as the result of the Company's August 1995 Reg D Placement of $5.1 million worth of its Common Stock.

          The Company's primary capital resource commitments at December 31, 1995 consisted of the remaining lease commitments, primarily for computer equipment and certain commitments resulting from liabilities assumed pursuant to the Irsco acquisition. The Company has $641,000 in current liabilities related to the payment of the Deeds of Trust. See Note B to the Consolidated Financial Statements. Revenues for Irsco in fiscal year 1995 were $431,000, and costs were $419,000, excluding $197,000 of depreciation. The Company currently does not have, and does not anticipate significant commitments for capital expenditures.

          For the last few years, the Company has financed its operations primarily through private and public sales of securities, and revenues from sales of its services. Since August 1991 the Company received net proceeds of approximately $10,400,000 from the private and public sale of equity securities. The Company believes that as a result of the Reg D Placement, it has enough capital for at least the next 24 months. The Company may, however, raise additional capital through the sale of its securities.

     FISCAL YEAR ENDED SEPTEMBER 30, 1995 AS COMPARED TO 1994
     --------------------------------------------------------

          At September 30, 1995, the ratio of current assets to current liabilities was 2.7 to 1.0 as compared to 0.6 to 1.0 at September 30, 1994. This increase was primarily the result of the Reg D Placement and other smaller private placements throughout 1995. These funds have and will be used primarily for research and development on the second generation OsteoSystem technology and to move the Company forward in the area of telemedicine. Additional funds will be used to support the further development of DetoxaholTM.

          The Company's ongoing research and development activities associated with DetoxaholTM and the second generation OsteoSystem technology and the current manufacture of its ECG terminals are all subject to federal, state, local and in some instances, foreign authorities. In June, the Company filed patent applications on DetoxaholTM. Subject to obtaining such patents, the Company would seek strategic partners to help fund the research and development of DetoxaholTM at the University of Georgia. The regulatory approval process for DetoxaholTM can take years and require expenditure of substantial resources.


        MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

          The Common Stock is listed on the NASDAQ Small Cap Market under the symbol "CMPD." The following table sets forth the range of high and low bid prices for the Common Stock during the periods indicated, and represents inter-dealer prices, which do not include retail mark-ups and mark-downs, or any commission to the broker-dealer, and may not necessarily represent actual transactions.

                              Common Stock             Warrants
                              ------------             --------
                                High      Low         High      Low
                                ----      ---         -----     ---

     Fiscal Year ended September 30, 1994:
     Quarter Ended:
     -------------

     December 31, 1993       10 15/16     1 1/4       17/32     1/32
     March 31, 1994           11 7/8      3 1/8        9/16     1/8
     June 30, 1994            5  5/16     2 3/16       3/16     1/16
     September 30, 1994       2 13/16     1 9/16       1/16     1/32

     Fiscal Year ended September 30, 1995:
     Quarter Ended:
     -------------

     December 31, 1994         2 1/4     1             1/16     1/32
     March 31, 1995            1 3/4        7/8        3/64     3/64
     June 30, 1995             6 9/16      15/16       N/A      N/A
     September 30, 1995       13 1/8     3 15/16      15/16     1/8

     Fiscal Year ending September 30, 1996:
     Quarter Ended:
     -------------
     December 31, 1995        19 3/8     3           1 1/2      1/8
     (Second Quarter through
      February 20, 1996)       5         2  1/2        9/32     1/8

          The above-listed prices of the Common Stock are adjusted to reflect the one-for-ten reverse stock split of October 17, 1994.

          As of February 20, 1996 there were approximately 876 record holders of Common Stock. Such amounts do not include Common Stock held in "nominee" or "street" name.

          The Company has not paid cash dividends on its Common Stock since its inception. At the present time, the Company's anticipated working capital requirements are such that it intends to follow a policy of retaining any earnings in order to finance the development of its business.


                                       BUSINESS

     GENERAL

          The Company is a medical systems company engaged primarily in the application of computer technology to medicine. The main aspects of the Company's business are (i) the licensing of its proprietary technology in the OsteoGram(R), a bone density test that was developed by the Company as a means of aiding physicians in diagnosing and monitoring osteoporosis,
     (ii) the computer interpretation of ECGs, (iii) TeleCor, which is engaged in transtelephonic cardiac event monitoring, and (iv) the development of DetoxaholTM, a substance and delivery technology intended to facilitate the rapid lowering of blood alcohol levels of people who have consumed alcohol. The Company was incorporated in the State of Delaware on July 21, 1986.

     THE OSTEOGRAM(R)

          The OsteoGram(R) is a bone density test developed by the Company which involves taking a standard hand X-ray with an aluminum alloy calibration wedge in the field of view utilizing existing and widely available standard X-ray equipment. Physicians utilizing the OsteoGram(R) X-ray the patient's hand and then the developed film is analyzed by Merck with proprietary software to accurately determine bone density, using the calibration wedge to adjust for any differences among X-ray equipment, exposures, types of film and development. An OsteoGram(R) report is then delivered to the patient's physician.

          The scientific name for the testing technique utilized by the OsteoGram(R) is radiographic absorptiometry ("RA"). RA was developed by SASCO, who sold the RA technology to the Company in 1991. The Company made enhancements in image digitalization and processing speed and named the bone density test the Osteogram(R). The Osteogram(R) is capable of detecting changes in bone mineral density as small as approximately 1.5%. Since 1985, the OsteoGram(R) has been cleared for reimbursement by Medicare. To the best of the Company's knowledge, the OsteoGram(R) is the only bone density test that can be performed without any specialized medical equipment. The OsteoGram(R) can be taken using an OsteoGram(R) Starter Kit with standard X-ray equipment which could be found at any of an estimated 100,000 locations in the U.S., including hospitals, clinics and doctors' offices. The OsteoGram(R) Starter Kit includes a proprietary aluminum alloy calibration wedge, instructions, billing information, and pre-addressed envelopes for mailing developed X-rays of the hand to a Merck facility for scanning and computer analysis. See "Merck License Agreement".

     MERCK LICENSE AGREEMENT

          On September 22, 1995, the Company entered into the Merck License Agreement with Merck, effective September 27, 1995, pursuant to which Merck has been granted a perpetual, exclusive license of the OsteoSystem. The Company understands that Merck will offer the OsteoGram(R) and related services to physicians on a per-test basis. The Company will receive a royalty payment from Merck for each OsteoGram(R) test sold by Merck to a physician during the years 1996 through 2000 at which time royalties shall cease. The royalties will escalate from $2 to $4 per test over that period. The royalty payments are not capped for years 1996 through 1998, but they are subject to a cap in 1999 equal to the lesser of 10% of Merck's total collected revenues for that year or $3 million and a cap in year 2000 equal to the lesser of 10% of Merck's total collected revenues for that year or $4 million. The Company is not entitled to a minimum royalty payment. Since the Merck License Agreement provides Merck with full control over the operation of, marketing and sales for, the OsteoSystem, the Company does not have a basis to adequately estimate the amount of revenues that it will receive as royalties over the term of the Merck License Agreement. Merck has the right to terminate the Merck License Agreement at any time without cause.

              The Company received a $250,000 payment upon entering into the Merck License Agreement as a one-time fee plus an amount equal to the book value of certain OsteoSystem-related equipment sold to Merck, including computer equipment, office equipment and high-tech imaging equipment, subject to a $175,000 limit. Merck is required to spend $750,000 (including expenditures made by Merck prior to entering into the Merck License Agreement) over the first three years of the Merck License Agreement for product development, regulatory compliance and clinical studies in connection with the OsteoSystem; provided, however, that none of such expenditures need be made with the Company and the Company is required to pay Merck the sum of $250,000 for the first year of the Merck License Agreement as a contribution toward Merck's costs and expenses incurred in marketing and marketing support for the OsteoSystem. The Company is not required by the Merck License Agreement to invest in excess of its $250,000 commitment during the first year of the Merck License Agreement.

          The Company has retained the right to perform developmental work on the proprietary technology licensed to Merck and thereby form a second generation OsteoSystem. The Company has begun to research and develop a second generation OsteoSystem and has been involved in negotiations with other parties with respect to the development of a specialized X-ray device and the use of new technology for the second generation OsteoSystem. The Company intends to license any second generation OsteoSystem developed by it. The Company's right to license a second generation OsteoSystem is subject to a right of first refusal held by Merck, which requires the Company to notify Merck of (i) any second generation prototypes that are in the developmental stage and (ii) any completed second generation products and gives Merck the right to negotiate with the Company on an exclusive basis over a period of 60 days (A) the terms under which Merck would fund the development stage prototype or (B) the terms under which Merck would acquire an exclusive license to the completed second generation product.

          In connection with entering into the Merck License Agreement, the Company paid $100,000 and issued five year warrants for the purchase of 83,000 shares of the Company's Common Stock at an exercise price of $2.50 per share to SASCO and forgave $30,000 of indebtedness owed to it by SASCO as a modification of payments due to SASCO for assets the Company purchased from SASCO in 1991 in connection with the development of the OsteoSystem. In addition, the Company agreed to pay SASCO, as additional consideration for such modification, 8% of all royalties paid by Merck to the Company under the Merck License Agreement and extended by five years the term of warrants to purchase 64,000 shares of the Company's Common Stock at an exercise price of $2.50 issued to SASCO under the Company's original agreement with SASCO.

     INTERNATIONAL OSTEOSYSTEM SALES

          Product sales increased in 1995 as the result of the sale of OsteoSystem processing units to companies in Mexico, Switzerland and The Netherlands for an aggregate gross sales price of $284,000. The Company's rights under agreements with such companies have been assigned to Merck in connection with the Merck License Agreement. The Company will benefit from any additional foreign sales indirectly in the form of royalties that may be receivable from Merck pursuant to the Merck License Agreement. Any future international sales of OsteoSystem processing units would be made by Merck.

     OTHER OSTEOPOROSIS DETECTION AIDS

          The only present methods used to assist physicians in detecting osteoporosis are bone mineral density measurement and bone biopsy. Because of patient risk, pain and cost, the latter method is rarely used. Bone mineral density is measured by passing nuclear radiation or X-ray beams through bone and determining how much energy is absorbed by the bone. In classical techniques a carefully calibrated source enables determination of how much energy is absorbed by the bone before reaching the detector. The use of a calibrated source necessitates the purchase of costly special equipment for bone density measurement.

     TREATING OSTEOPOROSIS

          Osteoporosis treatment alternatives include estrogen replacement therapy, calcitonin, bisphosphonates, diet, calcium supplements, weight-bearing exercises. In addition, many new medication alternatives such as Merck's FosamaxTM are being offered as alternative treatments for osteoporosis.

          Pharmaceutical companies have estimated that only about 5% of patients requiring medical treatment for osteoporosis receive prescriptions today. They ascribe this low treatment level to a lack of knowledge about osteoporosis by the primary care physician and the patient, limited availability of convenient affordable tests for osteoporosis, limited amount of FDA approved medications and poor patient compliance when medication is prescribed. The OsteoGram(R) introduces a convenient affordable bone density test which may aid physicians in detecting osteoporosis.

          Current FDA approved medications for osteoporosis include the female hormone estrogen, in pill and patch forms, and the bone metabolism hormone, calcitonin, administered by injection or through a nasal spray. The estrogen pill market is dominated by Premarin (American Home Products) and also includes Estrace (Bristol Myers Squibb Company), Ogen (The Upjohn Company) and Ortho-EST (Johnson & Johnson). The estrogen transdermal patch is produced by Estaderm (CIBA-Geigy Limited Group). Approved calcitonin medications are Calcimar (Rhone Poulenc Rorer Pharmaceuticals, Inc.) and Miacalcin (Sandoz Pharmaceutical Corporation). Estrogen medication is also approved for problems associated with menopause, such as hot flashes.

     COMPETITION

          The OsteoGram(R) competes with specialized capital equipment used for bone density measurement such as single photon absorptiometry nuclear scanners (SPA), dual photon absorptiometry nuclear scanners (DPA), quantitative computed tomography scanners (QCT) and dual energy X-ray absorptiometry scanners (DXA). There are several manufacturers of bone density testing equipment. The most popular of these technologies is DXA, which is manufactured principally by Hologic, Inc., Lunar Corp., and Ostech, Inc.

          Management believes that the OsteoGram(R) has several competitive advantages over other existing bone density tests, including that the OsteoGram(R) is the only test for the measurement of bone density that can be administered using standard X-ray equipment. This factor alone makes the OsteoGram(R) available to large segments of the population who cannot, or will not, go to hospitals or radiology centers that have specialized capital equipment to measure bone density. The OsteoGram(R) also provides an easy "low cost" way for primary care physicians, who have many patients at risk for osteoporosis, to initiate the first steps for testing and treating the disease. The per test cost of the OsteoGram(R) is approximately one-third that of the DXA scanners, which also require capital investments of up to approximately $100,000 or a long-term leasing arrangement and unlike X-ray equipment, have no function other than testing bone density.

          Many radiology centers (in hospitals and free standing) may consider their services to be in competition with the OsteoGram(R) because of their capital investment in expensive bone scanning equipment. However, management believes that because the OsteoGram(R) is more widely available as a result of the accessibility of standard X-ray equipment and is relatively lower in cost, it should appeal to a larger market. In addition, some radiology centers offer the OsteoGram(R) as a complement to other bone density scanning tests.

          There is no assurance that other companies, some of which are better known and financed than the Company, will not develop tests similar to the OsteoGram(R) which also use X-ray equipment or some other widely-available devices or equipment to test bone density. In fact, Merck has entered into licensing or collaborative arrangements with certain of the Company's competitors and has acquired an equity interest in at least one of the Company's competitors, although the systems of such competitors differ materially in cost or performance from the Osteogram(R). Such arrangements could affect sales by Merck of the OsteoGram(R) as the Merck License Agreement does not provide for minimum royalties to the Company.

     ECG SERVICES

     GENERAL

          Through its ECG computer diagnostic services, the Company currently serves approximately 1,600 health care providers nationwide. The Company provides primary care physicians, clinics, institutions, small hospitals and industrial health care facilities with a line of fully-automated, solid-state microprocessor terminals, which access the Company's five host computers and custom software to provide medical users with on-line ECG's and computer interpretations, in less than three minutes. The Company's ECG terminal products are connected by phone to its ECG analysis computer center. Physicians, nurses or technicians can apply ECG electrodes on a patient at their office, transmit the ECG by phone to the Company, and receive a printed computer interpretation within three minutes. The principal ECG terminal models are the System 107 and System 307, both designed and manufactured by the Company. System 107 uses single-channel trace printout for low to moderate volume applications. System 307 adds a thermal graphics printer to generate an 8.5 x 11-inch unit record for high volume accounts. Both units are available for either rental or sale. System 307 offers a Pulmonary Function Analysis option for performing pulmonary tests as well as ECGs.

          The Company provides physicians with what it believes to be the most up-to-date electrocardiography interpretation software programs available. The software is customized and periodically updated by the Company, with the advice of its Cardiology Advisory Board. The Company has no formal agreements with the members of its Cardiology Advisory Board and such members are not contractually obligated to spend any time on the affairs of the Company.

          ECG analysis services are available to users by telephone 24 hours a day, seven days a week. The computer center located on site at the Company, which is staffed at all times, currently includes five on-line computers, with a sixth used for backup and off-line research and development. Arrangements have also been made with Sisters of Providence Medical Center of Seattle, Washington, to provide processing and to interpret ECG's for certain ECG accounts. Pursuant to its understanding with Sisters of Providence Medical Center, the medical center provides computerized ECG analysis to subscribers on a continuous 24 hours a day basis at a specified rate and emergency overread and routine overread services to subscribers at rates published by the Company. No formal agreement presently exists between the Company and Sisters of Providence Medical Center. In addition to basic ECG analysis, the Company offers its customers a range of optional services, including ECG overreads (reviews by a cardiologist), network transmission (to a local cardiologist with a special remote printer), Federal Aviation Administration ("FAA") transmission (for FAA examiners performing pilot physicals), and long-term storage of ECGs on laser optical disk.

          Upon the request of a physician, the Company provides the services of a cardiologist to assist the attending or examining physician in overreading the ECG interpretation for a fee, which is billed by the Company directly to the physician. The Company periodically retains cardiologists for advice regarding its ECG interpretation software programs and to perform overreads of certain ECG readings. Presently, two cardiologists perform ECG overreads for the Company. No formal consulting agreements exist between the Company and such cardiologists.

          The Company's current liability insurance policy does not cover losses due to misinterpreted overreads performed by physicians retained by the Company. Medical professional liability claims which may be brought against the Company for misinterpreted overreads, which are not covered by or exceed the coverage amount of a medical professional liability insurance policy held by the physician performing the overread, could have a material adverse effect on the Company's business, financial condition or operating results. Since commencing ECG services, no medical professional liability claims have been made against either physicians who perform overreads for the Company or the Company with respect to misinterpreted overreads.

          The Company offers physicians a full range of disposable cardiopulmonary supplies including electrodes, ECG recording paper, gel and patient cables.

     MARKETING

          The Company's sales efforts for its ECG products and services are aimed principally at primary care physicians, clinics, institutions, small hospitals and industrial health care facilities.

          The Company's revenues are generated mostly by the Company's direct sales efforts. Approximately 5% of the Company's revenues result from non-exclusive commissioned dealers who are independent contractors and receive commissions ranging from 20 35% of the sales generated by such persons.
     The Company markets products to the health care facilities of large national companies such as Ingersoll-Rand Corporation, Ethyl Corporation, General Motors Corporation, and other multi-installation users such as major governmental institutions and agencies, including prisons. The Company attends national and regional medical conventions to generate leads for its services, equipment and supplies.

          System 107 and System 307 are sold directly to the Company's clients at a cost of approximately $3,500 or $5,000, respectively, or leased on a fee-for-use basis to medical users. A user who leases commits to a minimum monthly payment of $100 or $200 for the System 107 and System 307, respectively, for a minimum period of one year. The Company does not require the payment of a security deposit upon leasing a System 107 and System 307. Maintenance of the leased ECG system is provided by the Company at no additional cost as part of the leasing arrangement. The charge for ECGs in excess of those included in the monthly fee varies with the volume of usage.

     COMPETITION

          The computer interpreted ECG business has attracted a number of domestic and foreign companies. A number of medical equipment manufacturers are presently offering ECG terminals and systems, some of which perform computer-assisted ECG analysis. Some of these competitors market their products primarily to hospitals, whereas the Company markets primarily to physicians' offices and government and industrial health care facilities. The Company estimates that its form of business, computerized ECG analyses via a service bureau, constitutes only 1.5% of the total number of ECGs taken each year in the United States. As of 1994, the Company had approximately 30% of this service bureau market. Its major competitor, Merx Diagnostics, Inc. has about 40% and a number of smaller companies share the balance of the market. The principal methods under which the Company competes are service, product and software performance and price.

     ASSEMBLY, REPAIR AND CUSTOMER SERVICE

          Assembly operations conducted by the Company are typical of the electronics industry and require no extraordinary methods, procedures or equipment. The Company's systems consist primarily of a number of electronic component parts assembled on Company-designed printed circuit boards, as well as printer and recorder components. The bare circuit boards, which are modified by the Company prior to use, are manufactured for the Company by different manufacturers, including Century Circuit Corp and Abaca Manufacturing Contractor. The Company has never experienced any problems with the quality of the bare circuit boards manufactured for it and the manufacturers have been able to maintain a readily available supply of bare circuit boards that meets the Company's demand for such product. The component parts, except for the finished circuit boards, sheet metal chassis and equipment cases are standard items. After assembly, the Company's systems undergo testing by personnel skilled in the electronics industry before they are sold or leased. The Company has developed specialized tests to facilitate this process and does limited internal engineering for continuing support and new product development. All assembly operations are conducted at the Company's headquarters in the Los Angeles area. Quality control procedures used in testing the products have been approved by the FDA and are subject to yearly inspections by the FDA.

          The Company provides a one year warranty on its ECG systems. All of the equipment is repaired at the Company's facility. Loaner equipment is available under the Company's maintenance programs and leasing arrangements.

          The Company uses a "hot line" and a customer service staff to handle most customer equipment and training problems. Initial installation and set up is handled with videotape, and in some instances with visits by customer service sales or distributor personnel. The Company's customer support services are an important aspect of the ultimate successful installation and operation of its products, which are sold with a warranty covering both parts and labor.

     TELECOR

          TeleCor is a division of the Company which offers physicians transtelephonic cardiac event monitoring equipment and services for their patients. The Company provides physicians with a pocket-sized cardiac event recorder, which is a device that continuously monitors the patients' heart rate and rhythms to detect arrhythmias and other cardiac abnormalities, and other supplies. The physician gives the patient the cardiac event recorder and instructs the patient to either wear the device continuously over an extended period of time and call in for a reading in the event of a specified cardiac event or wear the cardiac event recorder for a shorter period of time after a cardiac event has occurred so that multiple cardiac readings can be taken and compared. The Company's technicians transtelephonically monitor signals received from the cardiac event recorder.

          The telemetry technicians who monitor the results of the event recorders have all attended two-year training programs in ECG monitoring. In the event of a cardiac abnormality, the patient's attending physician will consult with the Company's TeleCor Services Division physician, who may perform an overread.

          In February 1995, the Company entered into an Assignment of Exclusive Marketing Rights Agreement with Jacob Meller, the holder of the exclusive marketing rights in the United States for TeleCor products pursuant to a Licensing Agreement (the "TeleCor Licensing Agreement") with Aerotel Ltd, a medical device and telecommunications company based in Holon, Israel ("Aerotel"). The TeleCor Licensing Agreement was terminated as of January 1996 because the Company failed to meet certain minimum sales amounts in 1995. However, pursuant to an oral understanding between Aerotel and the Company, the Company has a non-exclusive right to use Aerotel software and to distribute Aerotel event recorders. No formal agreement exists between the Company and Aerotel. Furthermore, the Company's arrangement with Aerotel is terminable at any time by Aerotel, however, other event recorder devices may be purchased and other software may be licensed in lieu of Aerotel event recorders and software.

          The Company's current liability insurance policy does not cover losses due to misinterpreted overreads performed by physicians retained by the Company. Medical professional liability claims which may be brought against the Company for misinterpreted overreads, which are not covered by or exceed the coverage amount of a malpractice insurance policy held by the physician performing the overread, could have a material adverse effect on the Company's business, financial condition or operating results. Since the commencement of the TeleCor Division, no medical professional liability claims have been made against physicians who perform overreads for the Company or the Company with respect to misinterpreted overreads.

          The Company has retained a cardiologist to provide TeleCor overreads. No formal consulting agreement exists between the Company and such cardiologist.

          TeleCor analysis services are available to users by telephone 24 hours a day, seven days a week. The computer center used for TeleCor analysis services is the same center used for ECG services. The computer center is staffed at all times, currently includes five on-line computers, with a sixth used for backup and off-line research and development. The Company provides physicians who subscribe to TeleCor, free of charge, a full range of disposable cardiopulmonary supplies, including electrodes, and other miscellaneous supplies.

     MARKETING

          The Company's sales efforts for TeleCor are aimed principally at home health agencies and primary care physicians.

          Marketing for TeleCor is handled exclusively by the Company. As with its ECG Services, the Company attends national and regional medical conventions to generate leads for its services, equipment and supplies.

          The Company sells and leases the cardiac event monitor and related equipment required to obtain TeleCor services. As part of the leasing arrangement, the Company provides the services of a board-certified cardiologist to assist the attending or examining physician in overreading the TeleCor interpretation.

     COMPETITION

          The TeleCor business, like the ECG services, has attracted a number of companies, domestic and foreign. The Company's major competitors in the field of cardiac event monitoring include Instromedix, Inc. and Raytel Medical Corp., which have approximately 75% of the market, with approximately 20 other companies having the remaining 25% of the market.

     DETOXAHOLTM

          In March 1994, the Company acquired the rights to a potential new pharmaceutical product called DetoxaholTM through the acquisition of MB Nutraceuticals, Inc. ("MB"). In June 1995, a patent application was filed on behalf of the Company covering the technology underlying DetoxaholTM. DetoxaholTM is a substance intended to facilitate the rapid lowering of blood alcohol of people who have been drinking alcohol. DetoxaholTM is currently under development at the University of Georgia, with the Company funding the research and development. DetoxaholTM is intended to augment the liver's natural function of removing alcohol from the blood by creating an "auxiliary liver function" in the small intestine. Its efficacy would depend on the amount of DetoxaholTM taken compared to the amount of alcohol consumed; since large doses of DetoxaholTM can be taken, alcohol detoxification would occur quickly.

          There is no assurance that the Company will continue to develop DetoxaholTM technology or that if any DetoxaholTM product is ultimately developed by the Company such product will be cleared by the appropriate regulatory agencies.

          Management expects that the initial market for DetoxaholTM would be for emergency rooms and ambulances. In addition, DetoxaholTM might be initially marketed to certain niche markets in the Far East, where there is presently a demand for over-the-counter beverages and tonics or herbal treatments which people consume to alleviate the symptoms, such as "hangover," of the overindulgence of alcohol. The active enzyme ingredients of DetoxaholTM might be marketed as additives to these existing
     Far East products.   Management does not know of any other current method
     or existing drug or product that would rapidly remove alcohol from the blood. However, there is no assurance that other universities and/or pharmaceutical companies are not currently working on a similar drug or product. The DetoxaholTM compound is currently in the development phase. The Company is in the process of establishing certain achievement milestones for DetoxaholTM research for 1996. Depending upon whether such milestones are achieved, pre-clinical testing may begin in 1996.

          Before commencing marketing and sales efforts for DetoxaholTM or any DetoxaholTM product that is eventually developed by the Company, the Company must obtain FDA clearance of DetoxaholTM. The FDA and corresponding regulatory bodies in other countries require that the drug for which clearance is sought be shown to be safe and effective in adequately controlled clinical trials. Prior to initiation of clinical trials, extensive basic research and development information must be submitted to the FDA in an IND. If clearance is obtained to proceed to clinical trials based on the IND, Phases 1 through 3 clinical trials are performed. If Phases 1 through 3 are successfully completed, the data from these trials is collected into a NDA, which is filed with the FDA in an effort to obtain marketing clearance. The FDA reported industry average for intervals between filing of an IND and submission of an NDA is about five years and about two years between NDA filing and FDA clearance. If a drug is designated for fast track clearance the process can be shorter. Since pre-clinical testing of DetoxaholTM has not yet commenced, it is premature to estimate when the Company will file an IND with respect to DetoxaholTM, assuming the Company decides to continue to develop DetoxaholTM.

          Pursuant to a Research Agreement with the University of Georgia, through December 31, 1995, the Company has funded $260,000 for the research and development of DetoxaholTM, which includes expenses associated with the filing of a patent application for DetoxaholTM. The Company has agreed to fund up to an additional $740,000 over the next year of which $250,000 will be released only for FDA preclinical testing if the results of the research of the project are satisfactory to the Company and the University. Upon material breach or default of the Research Agreement by the Company, the University of Georgia has the right upon notice to terminate the Research Agreement and all of the rights and privileges of the Company thereunder, including the Company's licensing rights, unless the Company cures the breach within a specified period. Pursuant to the terms of the Research Agreement, the University of Georgia retains all right and title to any DetoxaholTM product developed by it, subject to the terms and conditions of an Exclusive License Agreement, dated as of January 3, 1994 (the "Detoxahol License Agreement"), between the parties. Pursuant to the Detoxahol License Agreement, the Company has received an exclusive, perpetual, worldwide license to use, make and sell any DetoxaholTM products developed by the University of Georgia and the University of Georgia is entitled to royalty payments based on the annual net sales resulting from each sale of a licensed DetoxaholTM product of 5% of the first $1 million, 4% of the second $1 million, 3% of the third $1 million and 2% of all additional net sales up to an aggregate royalty amount of $1 million. Thereafter, the Company must pay the University of Georgia 2% of all net sales. In addition to the royalties payable under the Detoxahol License Agreement, the Company must also bear all expenses incidental to the filing and upkeep of a DetoxaholTM patent.

     INDUSTRIAL PROPERTY - IRSCO DEVELOPMENT COMPANY, INC.

          In August 1994, the Company acquired Irsco, whose principal asset is the Irsco Property, in exchange for 52,333 shares of the Company's Class B Preferred Stock. As a result of the Company's October 1994 one-for-ten reverse stock split, each share of Class B Preferred Stock is convertible into 10 shares of the Company's Common Stock.

            Notices of default were received by Irsco in connection with defaults by Irsco on certain deeds of trust secured by the Irsco Property. In addition, Irsco has received notice that the holders of the aforementioned deeds of trust have begun to collect rents pursuant to provisions contained in the deeds of trust which are triggered in the event of a default. The Board of Directors of Irsco has determined that it is in the best interests of Irsco to allow the Irsco Property to be sold in any foreclosure proceedings instituted by the holders of the deeds of trust. The holders of the deeds of trust do not have any recourse beyond the Irsco Property. At the end of fiscal year 1995, based on impairment indicators, the Company recorded a write-down on the Irsco Property of $1.5 million to reduce the carrying value of such property to net realizable value.

     GOVERNMENT REGULATION

          The Health Care Finance Administration approves diagnostic tests for reimbursement by Medicare. The OsteoGram(R) and the Company's ECG and TeleCor Services have been approved for reimbursement by Medicare. Government regulations may change at any time and Medicare reimbursement for the OsteoGram(R) or the Company's ECG or TeleCor services may be withdrawn or reduced. Furthermore, other forms of testing for bone mineral density as an indicator of osteoporosis and/or services similar to the Company's TeleCor and ECG Services may be approved for reimbursement and may reduce the market share or profit margins for such services.

          Congress and President Clinton remain at an impasse over Congress' proposed long-term budget bill. President Clinton has vetoed the measure on the grounds that, among other things, benefits like Medicare and Medicaid would be limited. If the provisions in the bill which seek to limit Medicare remain in the bill when and if it becomes law, then such legislation would likely limit the total number of Medicare recipients and thereby the ability of physicians to recover costs of Osteogram(R) tests or ECG and TeleCor services. The Company cannot predict the outcome of this debate or the ultimate effect that it may have, if any, on the reimbursement by Medicare of the OsteoGram(R) tests or the Company's ECG or TeleCor services.

          The FDA registers medical devices used for diagnostic testing and pharmaceutical products for safety and efficacy. Although the Company and Merck have recently provided additional information in support of their position to the FDA with respect to the Warning Letter and management expects that the Company and Merck will be able to resolve the FDA's concerns, there is no assurance that there will not be future FDA concerns having an adverse effect on license revenues that the Company would receive from Merck on Osteogram(R) sales.

            The Company has no present plans for the development of specific DetoxaholTM products. The core technology behind DetoxaholTM must be further developed, however, before the specifics of any DetoxaholTM product can be more concretely defined. Prior to marketing, any DetoxaholTM products that are eventually developed, the Company must undergo an extensive regulatory clearance process conducted by the FDA and comparable agencies in other countries. This process, which generally includes a review of preclinical and clinical testing and confirmation by the FDA that Good Laboratory Practices established by the FDA and Good Clinical Practices were maintained during testing, can take many years and require the expenditure of substantial resources. The Company is dependent on the laboratory and medical institutions that will conduct its preclinical and clinical testing to maintain both Good Laboratory Practices and Good Clinical Practices. Data obtained from preclinical and clinical testing are subject to varying interpretations that can result in delays in the regulatory clearance process or limitations on, or even prevention of, regulatory clearance. In addition, delays or rejections may be encountered as a result of changes in regulatory review policies during the period of development and regulatory review of an IND. Each potential DetoxaholTM product that is produced by the Company must go through separate clinical trials. The clearance of any particular potential DetoxaholTM product by the FDA will not necessarily facilitate the clearance of other potential DetoxaholTM products.

          There can be no assurance that regulatory clearance will be obtained for any potential DetoxaholTM products ultimately developed by the Company. In the pharmaceutical industry, only a small percentage of the new products for which INDs are submitted to the FDA to commence human testing ultimately are cleared for marketing. Moreover, regulatory clearance may be conditioned upon the imposition of restrictions on the indicated uses for which a product may be marketed. Any significant delays in obtaining regulatory clearances or limitations imposed on indicated uses could result in the Company incurring substantial additional expenditures or in diminishing any competitive advantage that the Company's products might otherwise enjoy.

          Even if regulatory marketing clearance is obtained, a marketed product and its manufacturer are subject to continual review. Subsequent discovery of previously unknown problems with a product or its manufacture may result in restrictions on such product or manufacture, including withdrawal of such products from the market. Every manufacturing or labeling change made by the Company to any product cleared for marketing also would be subject to regulatory review.

     PATENTS AND PROPRIETARY RIGHTS

          The Company does not have any patents for the OsteoGram(R) as it was determined that it would be to the Company's competitive advantage to maintain such information proprietary by keeping it as a trade secret. The Company does have proprietary rights to the algorithms and software which have been developed and refined over a 10 year period. Such proprietary rights are licensed to Merck under the Merck License Agreement. The OsteoGram(R) trade mark, which is also licensed to Merck, is a registered trade mark.

          The Company believes that others may attempt to develop X-ray scanning and computer analysis systems similar to the OsteoGram(R). This will take time and money for development, clinical studies and government clearance. Meanwhile the Company expects to develop, patent and/or copyright a second generation OsteoSystem. The second generation OsteoSystem would incorporate new technology both in software and hardware including possible in-licensing of existing relevant patents. The Company's right to license a second generation OsteoSystem is subject to a right of first refusal held by Merck, which requires the Company to notify Merck of (i) any second generation prototypes that are in the developmental stage and (ii) any completed second generation products and gives Merck the right to negotiate with the Company on an exclusive basis over a period of 60 days (A) the terms under which Merck would fund the development stage prototype or (B) the terms under which Merck shall acquire an exclusive license to the completed second generation product.

          In June 1995, a patent application was filed on behalf of the Company covering the technology underlying DetoxaholTM. There can be no assurance that such patent application will be approved, that the Company can develop or acquire DetoxaholTM products or methods of use that are patentable, or even if patents are issued that they will afford the Company's potential DetoxaholTM products any competitive advantage or will not be challenged by third parties, or that patents issued to others will not adversely affect the development or commercialization of the Company's products. In the event that a patent for DetoxaholTM is not granted, the proprietary information relating to DetoxaholTM could be protected to a certain extent by putting procedures into effect which are designed to maintain the key enzymes, delivery systems and manufacturing process of DetoxaholTM as a trade secret. In addition, to the extent that the Company develops uses of DetoxaholTM in combination with other products, if such products are covered by third-party patents, the Company could be required to obtain licenses from the owners of such patents in order to market such combination products. In the event that the Company does have to obtain such licenses, the overall profitability of any DetoxaholTM product that is eventually developed by the Company would be diminished by the cost of obtaining such licenses and any royalties payable by the Company in connection therewith.

     RESEARCH AND DEVELOPMENT

          The Company funded research and development of DetoxaholTM, the OsteoSystem and ECG Services in the aggregate amount of $250,000 in 1995 and $551,000 in 1994 with approximately 65%, 20% and 15% of such amounts, respectively, attributable to research and development in connection with each of the aforementioned services. None of such amount is attributable to research and development of TeleCor. Amounts to be funded on research and development in 1996 will vary depending upon the amount of working capital available to the Company in 1996.

     EMPLOYEES

          At February 20, 1996, the Company had 21 full-time and 6 part-time employees. None of the Company's employees is represented by a labor union and the Company has experienced no work stoppages. The Company considers its relations with its employees to be good. The Company also retains consultants from time to time when necessary.

     FACILITIES

          The Company's only facilities are located in 18,000 square feet in a modern office building located at 1230 Rosecrans Avenue, Manhattan Beach, California 90266. This facility is leased through August 1996 at a monthly rental of $25,693, plus a cost-of-living adjustment. The Company intends to renew the lease at the expiration of its term. This is a full service lease including utilities, maintenance and taxes on the property, janitorial and security service. The Company has ceased operations at its 1,200 square foot facility in Yellow Springs, Ohio. Management has determined that it no longer requires such facility, which was used for OsteoGram(R) processing, because Merck became responsible for OsteoGram(R) processing as a result of the Merck License Agreement. The Company believes that the Manhattan Beach facility is sufficient for its existing activities and potential growth, and that such facility is well maintained and in good condition.


                                  LEGAL PROCEEDINGS

          From October 18 through November 3, 1995, several class action complaints and one derivative complaint were filed in the United States District Court for the Central District of California against the Company and certain of its executive officers and directors. The Complaints were filed by the named plaintiffs on behalf of persons who purchased the Common Stock during various time periods spanning from August 11, 1995 through October 17, 1995 with the exception of the derivative complaint which is brought derivatively on behalf of the Company.

          The Complaints allege violations of federal securities laws by the Company and certain of its officers and directors. The claims made in the Complaints are alleged to arise under Sections 10, 20 and 20A of the Exchange Act. The Complaints generally relate to the nature and the extent of the disclosure of certain caps on the royalties receivable by the Company under the terms of the Merck License Agreement.

          The Complaints seek unspecified class compensatory damages together with prejudgment interest at the maximum rate allowable by law, costs and expenses including reasonable attorneys' fees and other disbursements. The Company cannot predict what effect a certified judgment in favor of the class would have on its financial condition.

          The Complaints are in the process of being consolidated for pre-trial purposes before a single federal judge. It is anticipated that consolidated and amended class action and derivative complaints will be filed and that the Company will then respond to those complaints. At the present time, discovery is proceeding and the Company is defending itself against the allegations. The Company denies the allegations and contends that the case has no merit.

          In July 1994, an alleged former associate of the principals of MB, a company acquired by the Company in March 1994, filed an action against the Company, its officers and directors and the former principals of MB. The action was filed in the Los Angeles County Superior Court, seeking unspecified damages and injunctive relief based on numerous alleged causes of action, including intentional interference with contract, intentional interference with prospective economic advantages, and aiding and abetting breach of fiduciary duties.

          The Company denies the allegations and contends that the lawsuit has no merit. In accordance with its acquisition agreement with MB (the "MB Acquisition Agreement"), the Company has demanded indemnification for any costs, expenses or awards relating to this matter. The Company has also notified its insurance carrier in regard to indemnification. The former principals of MB have settled the claims against them. Under the terms of such settlement, the former principals of MB must give the plaintiff 120,000 shares of Common Stock of the Company which they obtained in March
     1994 when the Company acquired MB.   The Company is presently engaged in
     settlement negotiations with the plaintiff. The Company is unable to determine the ultimate outcome of such negotiations.

          The Company's right to indemnification and the scope of such indemnification pursuant to the MB Acquisition Agreement are in dispute. The principals of MB, Howard Mark, M.D. and Mark C. Branigan have asserted that no indemnification obligation exists without explaining the basis for that assertion. The Company has asserted that the indemnification obligation is clear and has been insisting that the indemnification obligation be fulfilled.

          See "BUSINESS -INDUSTRIAL PROPERTY - IRSCO DEVELOPMENT COMPANY, INC." for a discussion of certain notices of default received by Irsco and foreclosure proceedings relating to the Irsco Property.


                                      MANAGEMENT

     Directors and Significant Officers
     ----------------------------------

          The directors and significant officers of the Company are as follows:

                                                             Director or
                                                          Executive Officer
     Name               Position with Company       Age         Since
     ----               ---------------------       ---   -----------------
     Robert Funari      Chairman of the Board       48          1992

     Rod Raynovich    President, CEO and Director   52          1995

     Robert Goldberg         Director               62          1994

     Winston Millet          Director               64          1994

     John Minnick            Director               47          1986

     Robert Stuckelman       Director               63          1973

     Howard Mark, M.D.       Director               56          1992

     Russell Walker          Director               36          1987

     DeVere Pollom    Vice President Finance,       58          1990
                         Secretary and CFO


     Mr. Funari was elected to the Board in February 1992. Since August 1993
     ----------
     he has served as Executive Vice President of the Syncor Corporation and recently was appointed as its President and Chief Operating Officer.
     From 1989 to 1993 he was a Corporate Vice President of Baxter International and President of its Pharmaseal Division. Mr. Funari was with Baxter for over fifteen years, and has held a number of executive positions, including President of Paramax Systems Division from 1986 to 1989. Mr. Funari received his BS degree in Mechanical Engineering from Cornell University and his MBA degree from Harvard University, Graduate School of Business Administration.

     Mr. Raynovich was appointed President and Chief Executive Officer of the
     -------------
     Company in October 1994. Mr. Raynovich has 25 years of experience in the medical diagnostics and biotechnology industry. Mr. Raynovich served as president of Raygent Associates, a healthcare consulting firm providing investment banking and business development services from April 1993 to October 1994. Prior to becoming president of Raygent Associates, he was President and CEO of Leeco Diagnostics, Inc., which have merged into Endogen, Inc. from August 1990 to April 1993. Mr. Raynovich was Vice President of Business Development of Cambridge Bioscience Corp. He has also held management positions with Abbott Laboratories and Johnson & Johnson. Mr. Raynovich received his M.B.A. from Rutgers University and his B.S. from Penn State
     University.

     Mr. Goldberg is a senior partner in the firm of Francis, Goldberg &
     ------------
     Powers, a certified Public Accounting Firm and has been associated with such firm since January 1995. Prior to becoming associated with such firm he was a senior partner in the Los Angeles office of Bernstein, Fox, Goldberg & Licker Certified Public Accountants for fifteen years. He is certified in both California and New York and is also a member of the New York State Bar. Mr. Goldberg attended Lehigh University, Brooklyn Law School and New York University School of Law and has lectured for the Practicing Law Institute and The American College of Life Underwriters.
     He is a member of the Estate Planning Council, Professional Planners
     Forum and various accounting societies.

     Mr. Millet is publisher of the weekly community newspaper "Beverly
     ----------
     Hills News." Until 1990, he was Deputy Treasurer of the City of Beverly Hills, and past Treasurer and Director of the Wilshire Chamber of Commerce. Mr. Millet graduated UCLA in 1952 with a degree in Finance.
     He owns and manages hotels, commercial properties and professional buildings. Mr. Millet personally founded both the Beverly Hills Historical Society and the Beverly Hills Annual Car Show for Charity (now in its sixteenth year) and serves on a number of community boards.

     Mr. Minnick is currently President of Minnick Capital Management and for
     -----------
     the past nineteen years has been President of J.D. Minnick & Company, investment counselors, Topeka, Kansas. Mr. Minnick, an attorney, has had a long standing relationship with the Company in his capacity as investment counsel for a large number of investors in certain franchise programs to which the Company is a party. Mr. Minnick has also served as a Director to certain private corporations.

     Howard Mark, M.D. has been a member of the Company's Medical Advisory
     -----------------
     Board since 1978. Dr. Mark has been an internist in Sherman Oaks for more than 25 years. He developed the Cardiac Function Analyzer and was co-founder of Instranetics, Inc., a company which manufactured magnetic mats and other surgical disposables. Instranetics, Inc. was acquired by American Hospital Supply Corporation in 1985. Dr. Mark was a founder, principal shareholder and officer and director of MB. Dr. Mark received his M.D. from Baylor University and his A.B. in Biology from Occidental College.

     Mr. Stuckelman founded the Company in 1973 and served as its President up
     --------------
     to 1982. From 1982 through 1989, Mr. Stuckelman was a business consultant for small and medium size companies. In 1989, he rejoined the Company as President and Chief Executive Officer in which capacities he served until October 1994. Mr. Stuckelman has been a director of the Company since its incorporation and is one of its principal stockholders. From 1958 to 1973, he was employed by Litton Industries in various capacities, the last of which was Director of Advanced Business Development. He holds an MSEE from the University of Southern California and a BEE from Cornell University.

     Mr. Walker joined the Company in April 1985 as a Senior Software
     ----------
     Specialist. He was promoted to Engineering Manager in August 1986, assumed additional duties as Director of Engineering and Manufacturing in November 1987, was appointed Vice President of Operations in October 1988 and assumed the role of Senior Scientist on a consulting basis in October 1993. Since October 1993 Mr. Walker has maintained a private consulting practice, Walker Associates, specializing in applications of physics and computer science to health care. In September 1995 he contracted to provide consulting services to the Bone Measurement Institute, a wholly owned subsidiary of Merck & Co. Inc., in support of the OsteoGram(R) technology licensed by Merck from the Company. Mr. Walker also currently serves as an adjunct instructor in Computer Science at Orange Coast College. He was named Director of the Company in June 1993. He holds an M.S. degree in Applied Physics from the California Institute of Technology and an MBA from California State University-Long Beach.

     Devere B. Pollom joined the company in September 1990 as Vice President
     ----------------
     and Chief Financial Officer. From 1988 through 1990, he was a consultant to hospitals and nursing registries. From 1984 to 1988, he was a Director of Finance for Jupiter Hospital Corporation. Mr. Pollom graduated from the University of Washington with a degree in Business Administration.


                          COMPENSATION OF EXECUTIVE OFFICERS

     SUMMARY COMPENSATION TABLE

          The following table sets forth information concerning the compensation of the Company's Chief Executive Officer for the period from October 1994, the date Mr. Raynovich became Chief Executive Officer, through September 30, 1995, the fiscal year end of the Company. No other executive officers had an annual salary and bonus, if any, which exceeded $100,000 for services in all capacities to the Company during the last fiscal year.

      Name and                                      Long-Term
      Principal Fiscal Annual Compensation Compensation All Other Position Year Salary Bonus Stock Options Compensation
     ------------ ------    ------   ------------  -------------  ------------
     R. Raynovich
      President    1995     $114,000*   $25,000       158,150        $36,000


     *  Reflects actual salary from October 1994 to fiscal year end 1995.

     EMPLOYMENT AGREEMENTS

          No formal employment agreement exists between the Company and Mr. Raynovich. Mr. Raynovich has, however, accepted an offer of employment pursuant to which he currently receives an annual salary of $120,000 and $3,000 per month in personal expenses. The Company is presently negotiating the remaining terms of a formal employment agreement with Mr. Raynovich.

     EMPLOYEE STOCK OPTION PLANS

          On March 27, 1992, the Company's stockholders approved a 1992 Stock Option Plan (the "1992 Plan"). The purpose of the 1992 Plan is to enable the Company to recruit and retain selected officers and other employees by providing equity participation in the Company to such individuals. Under the 1992 Plan, regular salaried employees, including directors who are full time employees, may be granted options exercisable at not less than 100% of the fair market value of the Common Stock on the date of grant. The exercise price of any option granted to an optionee who owns stock possessing more than 10% of the voting power of all classes of stock of the Company must be 110% of the fair market value of the Common Stock on the date of grant and the duration of the options granted may not exceed five years. Prior to the existence of any public market for the Company's shares, the fair market value had been determined from time to time by the Board of Directors. Options generally become exercisable at a rate of 33% of the shares subject to an option one year after its grant. The remaining shares generally become exercisable over an additional 24 months. The duration of options may not exceed 10 years. Options under the Plan are nonassignable, except in the case of death and may be exercised only while the optionee is employed by the Company, or in certain cases, within a specified period after termination of employment (within three months) or death (within twelve months). The purchase price and number of shares of Common Stock that may be purchased upon exercise of options are subject to adjustment in certain cases, including stock splits, recapitalizations and reorganizations.

          Under the 1992 Plan, there are 51,308 shares available for grant and 109,674 options were exercised during the fiscal year ending September 30, 1995. At the Annual Meeting of Stockholders scheduled for March 28, 1996, the stockholders will vote upon a proposal to increase the number of shares subject to the 1992 Plan to 880,000 from 480,000.

          The amount of options granted and to whom they are granted, are determined by the Board of Directors with the recommendation of the Compensation Committee, at their discretion. There are no specific criteria, performance formulas or measures applicable to the determination of the amount of options to be granted and to whom such options are to be granted.

          The Company's 1982 Stock Option Plan (the "1982 Plan") terminated on January 29, 1992. The terms and conditions of such plan were in all material respects identical with the 1992 Plan. Options totaling 16,222 were exercised during the 1995 fiscal year and 4,750 remain outstanding under the 1982 Plan. No further options will be granted under such Plan.


                         STOCK OPTION GRANTS IN LAST FISCAL YEAR

                                   Individual Grants
                         ---------------------------------------
                      Number of Securities
                    (shares of Common Stock)       % of Total Options
                        Underlying Options        Granted to Employees
     Name                   Granted(1)               in Fiscal Year
     ----           -----------------------       -------------------
     R. Raynovich          158,150                        41%


                         Exercise Price                Expiration
     Name                  ($/share)                      Date
     ----           -----------------------       -------------------
     R. Raynovich           $1.00                         (2)

     -------------------

     (1) Options vested at various dates during the 1995 fiscal year, except for 9,000 options that vested on December 16, 1995.

     (2) The expiration dates for the options granted span the period from October 2000 to March 2001.

     NON-QUALIFIED STOCK OPTIONS

          Between February 1992 and January 1996, a total of 591,397 non-qualified stock options were granted to directors and officers. The exercise prices of such non-qualified stock options were between $1.00 and $4.00 per share which were equal to the fair market value of the Common Stock on the dates of grant. The non-qualified stock options expire between 1996 and 2000. These options were not issued from either the 1982 or 1992 Employee Stock Option Plans. As of February 9, 1996, 19,542 of these non-qualified stock options were exercised.

     SAVINGS AND RETIREMENT PLANS

          In July 1987 the Company instituted a Savings and Retirement Plan (the "S&R Plan"). Under the S&R Plan, every full-time salaried employee who is 18 years of age or older may contribute up to 15 percent of his or her annual salary to the Company's S&R Plan. The Company will make a matching contribution of $.25 for every $1.00 of the employee's contribution for an employee contribution of up to but not exceeding 6% of the employee's annual salary. Company contributions are 100% vested after 60 months of contributions to the S&R Plan. Benefits are payable under the S&R Plan upon termination of a participant's employment with the Company or at retirement. The S&R Plan meets the requirements of Section 401(k) of the Internal Revenue Code. Internal Revenue Service regulations limit the percentage of tax-deferred contributions that can be made by higher-compensated participants. There are restrictions upon withdrawal of tax deferred contributions, but participants are permitted to borrow against the value of their tax deferred accounts.

          In March 1993, the Company established a Supplemental Employee Retirement Plan (deferred compensation plan) for executives to defer part of their compensation up to 15% of their annual salary, less any monies withheld under the Company's 401(k) Plan. In addition to executive's compensation, the Company contributes $.25 to the plan for each $1.00 of executive compensation contribution. The Company has elected to invest the amount in the executive's account in a life insurance policy in the name of the executive with assignment to the Company. The Company is obligated to pay to the executive or any beneficiary any credit balance in the executive's account.


                   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                          AND FISCAL YEAR END OPTION VALUES

          The following table sets forth certain information regarding the exercise of stock options during the fiscal year ended September 30, 1995 and the fiscal year-end value of unexercised options for the Company's named executive officers.
                                                    Number of Securities
                                                   (shares of Common Stock)
                      Shares                        Underlying Unexercized
                     Acquired       Value         Options at Fiscal Year End
     Name           on Exercise    Realized       Exercisable/Unexercisable
     ----           -----------    --------       --------------------------

     R. Raynovich        -            -                 149,150 / 9,000


                                                    Value of Unexercised
                                                   In-the-money Options at
                                                     Fiscal Year End (1)
     Name                                         Exercisable/Unexercisable
     ----                                         --------------------------

     R. Raynovich                                   $1,528,787 / $92,250

     (1) Based upon the closing market price of the Company's Common Stock as reported on the NASDAQ Stock market on September 30, 1995 minus the respective option exercise prices.


                                PRINCIPAL STOCKHOLDERS

     The following table sets forth information concerning ownership of the Company's Common Stock as of February 20, 1996 by: (a) each director of the Company; (b) each person known to the Company to be the beneficial owner of more than five percent of its Common Stock; and (c) all officers and directors of the Company as a group.


                                       Amount and Nature of Beneficial Ownership
                                       -----------------------------------------

     Name and Address of
     Beneficial Owner                  Number of Shares(1)    Percent of Class
     -------------------               -------------------  --------------------

     Spinnaker Technology Fund L.P.       550,000                 5.9%
     c/o Sound View Asset Management
     22 Gatehouse Road
     P.O. Box 110236
     Stamford, CT 06911-0238

     Winston Millet                       524,776 (2)             5.6%
     c/o CompuMed, Inc.
     1230 Rosecrans Avenue
     Manhattan Beach, CA 90266

     Howard Mark, M.D.                    432,661 (3)             4.6%
     c/o CompuMed, Inc.
     1230 Rosecrans Avenue
     Manhattan Beach, CA 90266

     Robert Stuckelman                    248,658 (4)             2.6%
     c/o CompuMed, Inc.
     1230 Rosecrans Avenue
     Manhattan Beach, CA 90266

     Rod Raynovich                        141,483 (5)             1.5%
     c/o CompuMed, Inc.
     1230 Rosecrans Avenue
     Manhattan Beach, CA 90266

     John Minnick                         122,982 (6)             1.3%
     c/o CompuMed, Inc.
     1230 Rosecrans Avenue
     Manhattan Beach, CA 90266

     Russell Walker                       42,652 (7)               .5%
     c/o CompuMed, Inc.
     1230 Rosecrans Avenue
     Manhattan Beach, CA 90266

     Robert Funari                        36,917 (8)               .4%
     c/o CompuMed, Inc.
     1230 Rosecrans Avenue
     Manhattan Beach, CA 90266

     Robert Goldberg                      32,496 (9)               .4%
     c/o CompuMed, Inc.
     1230 Rosecrans Avenue
     Manhattan Beach, CA 90266

     All Officers and Directors           1,622,070 (10)         17.3%
     as a group (9 in number)             ==============         =====

     -------------------

     (1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Prospectus upon the exercise of options, warrants and convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities held by such person (but not those held by any other person) and which are exercisable within 60 days of this Prospectus have been exercised. Except as otherwise indicated, all shares are beneficially owned, and sole investment and voting power is held, by the persons named.
     (2) Includes 44,776 shares subject to non-qualified stock options and warrants and 48,000 shares of Class B Preferred Stock which are convertible into 480,000 shares of Common Stock.
     (3) Includes 70,755 shares subject to non-qualified and qualified stock options.
     (4) Includes 94,143 shares subject to non-qualified and qualified stock options.
     (5)  Includes 141,483 shares subject to non-qualified stock options.
     (6)  Includes 53,697 shares subject to non-qualified stock options.
     (7) Includes 42,652 shares subject to non-qualified and qualified stock options.
     (8)  Includes 36,917 shares subject to non-qualified stock options.
     (9)  Includes 22,496 shares subject to non-qualified stock options.
     (10) Includes 32,214 shares in addition to shares listed in above footnotes subject to non-qualified and qualified stock options.


                              DESCRIPTION OF SECURITIES

     COMMON STOCK

          The Company is authorized to issue 50,000,000 shares of Common Stock, $.01 par value, of which 8,408,517 shares were issued and outstanding as of February 20, 1996.

          The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted by stockholders. There is no cumulative voting with respect to the election of directors with the result that the holders of more than 50% of the shares of Common Stock voted for the election of directors can elect all of the directors.

          The holders of shares of Common Stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefore, and, upon liquidation are entitled to share pro rata in any distribution to holders of Common Stock. No dividends have ever been declared by the Board of Directors on the Common Stock. All of the outstanding shares of Common Stock are, and all shares sold hereunder will be, when issued upon payment therefor, duly authorized, validly issued, fully paid and non-assessable.

     PREFERRED STOCK

          The Company is authorized to issue up to 1,000,000 shares of Preferred Stock, $.10 par value, of which 8,400 shares of $3.50 Class A Cumulative Convertible Preferred Stock and 52,333 shares of $3.50 Class B Cumulative Convertible Preferred Stock were issued and outstanding as of February 20, 1996.

          The Board of Directors has authority to issue the authorized Preferred Stock in one or more series, each series to have such designation and number of shares as the Board of Directors may fix prior to the issuance of any shares of such series. Each series may have such preferences and relative, participating, optional or other special rights, with such qualifications, limitations or restrictions, as are stated in the resolution or resolutions providing for the issue of such series as may be adopted from time to time by the Board of Directors prior to the issuance of any shares of such series.

     CLASS A PREFERRED STOCK

          The holders of the Class A Preferred Stock are Selling Stockholders with respect to the 2,400 shares of Common Stock issuable upon the conversion of all outstanding 8,400 shares of Class A Preferred Stock. See "SELLING STOCKHOLDERS."

          The holders of Class A Preferred Stock are entitled to receive, when and as declared by the Board of Directors of the Company, dividends at an annual rate of $.35 per share, payable quarterly. Dividends are cumulative from the date of issuance. The Board of Directors of the Company has declared and the Company has paid quarterly dividends at an annual rate of $.35. No such dividends which were declared remain due and unpaid. As a result of the Reverse Stock Split, every two shares of the Class A Preferred Stock are convertible, subject to adjustment, into one share of Common Stock. In the event of any liquidation, the holders of the Class A Preferred Stock are entitled to receive $2.00 in cash per share plus accumulated and unpaid dividends out of assets available for distribution to stockholders, prior to any distribution to holders of Common Stock or any other stock ranking junior to the Class A Preferred Stock. The Class A Preferred Stock may be redeemed by the Company, upon 30-days written notice, at a redemption price of $3.85 per share. Class A Preferred Stock stockholders have the right to convert their shares into Common Stock during such 30-day period.

          Shares of Class A Preferred Stock have one vote each. Shares of Class A Preferred Stock vote along with shares of Common Stock and shares of Class B Preferred Stock as a single class on all matters presented to the stockholders for action except as follows: Without the affirmative vote of the holder of a majority of the Class A Preferred Stock then outstanding, voting as a separate class, the Company may not (i) amend, alter or repeal any of the preferences or rights of the Class A Preferred Stock, (ii) authorize any reclassification of the Class A Preferred Stock, (iii) increase the authorized number of shares of Class A Preferred Stock or (iv) create any class or series of shares ranking prior to the Class A Preferred Stock as to dividends or upon liquidation.

     CLASS B PREFERRED STOCK

          The Class B Preferred Stock ranks pari passu with the Class A Preferred Stock. The holders of Class B Preferred Stock are entitled to receive dividends only when and as declared by the Board of Directors of the Company. No dividends have ever been declared by the Board of Directors on the Class B Preferred Stock. Each share of Class B Preferred Stock is convertible, subject to adjustment, into ten shares of Common Stock, giving effect to the Reverse Stock Split. In the event of any liquidation, the holders of the Class B Preferred Stock are entitled to receive $3.50 in cash per share plus accumulated and unpaid dividends out of assets available for distribution to stockholders, prior to any distribution to holders of Common Stock or any other stock ranking junior to the Class B Preferred Stock. Each share of Class B Preferred Stock may be redeemed by the Company, upon 30-days' written notice, at a redemption price of $3.85 per share. Class B Preferred Stock stockholders have the right to convert their shares into Common Stock during such 30-day period.

          Shares of Class B Preferred Stock have one vote each. Shares of Class B Preferred Stock vote along with shares of Common Stock and shares of Class A Preferred Stock as a single class on all matters presented to the stockholders for action except as follows: Without the affirmative vote of the holder of a majority of the Class B Preferred Stock then outstanding, voting as a separate class, the Company may not (i) amend, alter or repeal any of the preferences or rights of the Class B Preferred Stock, (ii) authorize any reclassification of the Class B Preferred Stock, (iii) increase the authorized number of shares of Class B Preferred Stock or (iv) create any class or series of shares ranking prior to the Class B Preferred Stock as to dividends or upon liquidation.

     WARRANTS

          The Company issued 8,000,000 Warrants (the "Warrants") in its public offering of August 1992 subject to the terms and conditions of a Warrant Agreement between the Company and U.S. Stock Transfer Corporation, Glendale, California, as Warrant Agent. 1,528,100 of the Warrants have been exercised. As of February 20, 1996 there were 6,471,900 Warrants issued and outstanding. The following description of the Warrants is not complete and is qualified in all respects by the Warrant Agreement which was previously filed with the SEC. As a result of the Reverse Stock Split, a Warrantholder must exercise ten Warrants in order to purchase one share of Common Stock of the Company at an aggregate exercise price of $3.75, subject to adjustment for stock splits, reverse stock splits and similar events. The Warrants are exercisable through August 2, 1997. The Company is not required to issue fractional shares upon the exercise of the Warrants. If any fraction (calculated to the nearest one-hundredth) of a share of Common Stock would be issuable on the exercise of any Warrant, the Company, at its option, may either purchase such fraction for an amount in cash equal to the fair market value of such fraction on the trading day immediately preceding the day upon which such Warrant was surrendered for exercise or issue the required fractional share. The Warrants are presently redeemable by the Company upon 30 days prior written notice at a redemption price of $.05 per Warrant.

          The Warrants contain anti-dilution provisions upon the occurrence of certain events such as stock dividends or splits, mergers or acquisitions. In the event of liquidation, dissolution or winding up of the Company, Warrantholders will not be entitled to receive any assets of the Company available for distribution to the holders of Common Stock. Holders of the Warrants do not have any of the rights of a stockholder, and no dividends will be declared on the Warrants.

     REPRESENTATIVE'S WARRANTS

          In connection with its August 1992 public offering, the Company granted 800,000 Representative's Warrants to Paulson Investment Company or its designees, as representative of several underwriters in such offering (the "Representative"). As a result of the Reverse Stock Split, the Representative must exercise 10 Representative's Warrants at an aggregate exercise price of $3.00 in order to obtain a unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $3.75. The Representative's Warrants are currently exercisable and expire on August 2, 1997. The exercise price of the Representative's Warrants is subject to adjustment pursuant to customary anti-dilution provisions. The warrants issuable upon exercise of the Representative's Warrants are identical to the Warrants.


                                 SELLING STOCKHOLDERS

          The Selling Stockholders are comprised of the following four groups:
     (i) holders of the Class A Preferred Stock, (ii) SASCO, (iii) purchasers in the August 1995 Reg D Placement and finders in such placement, and (iv) Toppen.

          As of February 9, 1996 there were 8,400 shares of Class A Preferred Stock outstanding. The holders of the Class A Preferred Stock acquired such stock in a private placement in August 1991. As a result of the Reverse Stock Split, every two shares of Class A Preferred Stock are convertible, subject to adjustment, into one share of Common Stock. This Prospectus includes the 4,200 shares of Common Stock underlying the outstanding shares of Class A Preferred Stock.

          SASCO acquired warrants to purchase 64,000 shares of Common Stock in 1991 (the "Initial Warrants") in connection with the sale of certain Osteosystem-related assets (the "SASCO Assets"). It acquired additional warrants for the purchase of 83,000 shares of Common Stock and an extension by five years of the expiration date of the Initial Warrants in September 1995 in connection with the modification of payments due to SASCO for the SASCO Assets. The SASCO Warrants terminate in September 2000 and have an exercise price of $2.50. This Prospectus includes the 147,000 shares of Common Stock underlying the SASCO Warrants. See "BUSINESS - THE OSTEOGRAM(R) - Merck License Agreement".

          The Company's Reg D Private Placement of 1,236,000 shares of Common Stock for an aggregate of $5.1 million was effected in August 1995. The shares of Common Stock issued in the placement are being offered hereby by the purchasers and finders in that placement. Pursuant to registration rights provision contained in the stock purchase agreement among the parties to the Reg D Placement, the Company was required to file a registration statement covering such shares. This Prospectus includes the 1,236,000 shares of Common Stock issued in the Reg D Placement.

          Toppen acquired Warrants to purchase 25,000 shares of Common Stock in February 1996 as partial consideration in connection with a settlement agreement with the Company. In exchange for the Toppen Warrants and the extension of the term of certain options held by her, Toppen, a former employee of the Company, has agreed to sign a General Release and Covenant Not to Sue (the "Release"). The Release, among other things, discharges the Company from any claims that Toppen ever had against the Company. The Toppen Warrants terminate in January 1998 and have an exercise price of $3.88, the average of the bid and asked prices on the date the offer to settle was made by the Company. This Prospectus includes the 25,000 Shares of Common Stock underlying the Toppen Warrants.

          Toppen was employed by the Company as a technician from April 1993 to September 1995. In addition, Richard Bachtell, the President of SASCO, was employed by the Company as Technical Manager at the Company's now defunct Radiology Testing Facility in Yellow Springs, Ohio from June 1991 through January 1996 and during most of such period, he was also the President of SASCO. Other than Toppen, SASCO and Mr. Bachtell, none of the Selling Stockholders has had any position, held any office or had any other material relationship with the Company or any of its affiliates within the past three years.

          The following table sets forth, as of February 9, 1996 and upon completion of this offering, information with regard to the beneficial ownership of the Company's Common Stock by each of the Selling Stockholders. The table assumes the exercise of all of the SASCO Warrants and the Toppen Warrants and the conversion of all of the shares of the Class A Preferred Stock. Beneficial ownership by the Selling Stockholders after the offering will depend upon the number of Shares sold by each Selling Stockholder.

                         Beneficial Ownership     |    Beneficial Ownership
                         Prior to Offering        |    After Offering
                         --------------------     |    --------------------
                                        Maximum   |
                         Number          Amount   |
                           of            to be    |   Number of
          Name           Shares  Percent  Sold    |    Shares         Percent
          ____          ________ _______  _____   |   _________       _______
                                                  |
     Claudio and Jonette                          |
      Chiuchiarelli        3,500    *       3,500 |      -0-           -0-
                                                  |
     John Butler, M.D.       700    *         700 |      -0-           -0-
                                                  |
     Skeletal Assessment                          |
      Services Co.       147,000   1.3%   147,000 |      -0-           -0-
                                                  |
     Spinnaker Technology                         |
      Fund, L.P.         550,000   5.0%   550,000 |      -0-           -0-
                                                  |
     Sextant Group,                               |
      Inc.               250,000   2.3%   250,000 |      -0-           -0-
                                                  |
     Pequot Scout                                 |
      Fund, L.P.         125,000   1.1%   125,000 |      -0-           -0-
                                                  |
     David M. Gong        25,000    *      25,000 |      -0-           -0-
                                                  |
     Sanford B. Prater    10,000    *      10,000 |      -0-           -0-
                                                  |
     Douglas C. Floren    40,000    *      40,000 |      -0-           -0-
                                                  |
     Jeffrey Edwards      10,000    *      10,000 |      -0-           -0-
                                                  |
     Timothy R. McCollum  10,000    *      10,000 |      -0-           -0-
                                                  |
     Philip and Colleen                           |
      Hempleman (Joint                            |
      Trust with Right                            |
      of Survivorship)    90,000    *      90,000 |      -0-           -0-
                                                  |
     Carter G. Hempleman                          |
      Trust (U/A/D                                |
      December 29, 1992)   7,500    *       7,500 |      -0-           -0-
                                                  |
     Spencer J. Hempleman                         |
      Trust                7,500    *       7,500 |      -0-           -0-
                                                  |
     Lawrence A. Bowman(1)45,000    *      45,000 |      -0-           -0-
                                                  |
     SoundView Financial                          |
      Group, Inc.         30,000    *      30,000 |      -0-           -0-
                                                  |
     Douglas D. Lind,                             |
      M.D.                18,000    *      18,000 |      -0-           -0-
                                                  |
     Lance Willsey,                               |
      M.D.                18,000    *      18,000 |      -0-           -0-
                                                  |
     Maurene Toppen       25,000    *      25,000 |      -0-           -0-

     -------------------
     * Less than one percent.

     (1) Mr. Bowman is the President of SoundView Asset Management, Inc. which is the General Partner of Spinnaker Technology Fund, L.P.


                                 PLAN OF DISTRIBUTION

          The Shares offered hereby are being sold by the Selling Stockholders acting as principals for his or its own account. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. However, the Company will receive an amount equal to $2.50 per share or aggregate gross proceeds of $367,500, assuming the exercise of all of the SASCO Warrants and an amount equal to $3.88 per share, or aggregate gross proceeds of $97,000, assuming the exercise of all of the Toppen Warrants. See "Use of Proceeds."

          The distribution of the Shares by the Selling Stockholders is not subject to any underwriting agreement. The Company expects that the Selling Stockholders will sell their Shares covered by this Prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers for the seller, or through broker-dealers acting as principals, who may then resell the Shares in the over-the-counter market, or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Stockholders and any broker-dealers that participate with the Selling Stockholders in the distribution of Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and commissions received by them and any profit on the resale of Shares positioned by them might be deemed to be underwriting discounts and commissions under the Securities Act.

          The Selling Stockholders are not restricted as to the price or prices at which they may sell their Shares. Sales of such Shares at less than market prices may depress the market price of the Company's Common Stock. Moreover, the Selling Stockholders are not restricted as to the number of Shares which may be sold at any one time.


                           STATEMENT AS TO INDEMNIFICATION

          The Certificate of Incorporation of the Company and its By-laws contain provisions that permit the Company to indemnify its directors, officers, employees and agents to the fullest extent permitted by the General Corporation Law of the State of Delaware and purchase and maintain insurance for the benefit of any director or officer against any liability incurred in their capacity as directors and officers of the Company.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.


                                    LEGAL MATTERS

          The validity of the Common Stock being offered hereby will be passed upon for the Company by Reid & Priest LLP, New York, New York.


                                       EXPERTS

          The consolidated financial statements of the Company at September 30, 1995, and for each of the two years in the period ended September 30, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                    COMPUMED, INC.

                      INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                          PAGE
                                                                          ----

     Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . F-2

     Consolidated Balance Sheet as of
       September 30, 1995 and December 31, 1995 (unaudited)  . . . . . . . F-3

     Consolidated Statements of Operations for the years ended
       September 30, 1994 and 1995 and for the three months
       ended December 31, 1994 and 1995 (unaudited)  . . . . . . . . . . . F-5

     Consolidated Statements of Stockholders' Equity for
       the years ended September 30, 1994 and 1995 and for the three months ended December 31, 1995 (unaudited)  . . . . . . . . . . . . F-6

     Consolidated Statements of Cash Flows for the years
       ended September 30, 1994 and 1995 and for the three months ended December 31, 1994 and 1995 (unaudited)  . . . . . . . . . . . F-7

     Notes to Consolidated Financial Statements  . . . . . . . . . F-8 to F-16

                            REPORT OF INDEPENDENT AUDITORS


     Board of Directors and Stockholders
     CompuMed, Inc.

     We have audited the accompanying consolidated balance sheet of CompuMed, Inc. and subsidiaries as of September 30, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CompuMed, Inc. and subsidiaries at September 30, 1995, and the consolidated results of their operations and their cash flows for each of the two years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.


     Los Angeles, California                /s/ Ernst & Young LLP
     November 29, 1995

     COMPUMED, INC. AND SUBSIDIARIES
     CONSOLIDATED BALANCE SHEETS


                                          September 30, 1995  December 31, 1995
                                          ------------------  -----------------
                                                                  (unaudited)
     ASSETS

     CURRENT ASSETS

       Cash  . . . . . . . . . . . . . . . .   $  299,000         $    24,000

       Marketable securities   . . . . . . .    4,723,000           5,017,000

       Accounts receivable, less allowance
         of $218,000 (September 30, 1995)
         and $211,000 (December 31, 1995)  .      469,000             415,000

       Other receivables   . . . . . . . . .      433,000             102,000

       Inventory   . . . . . . . . . . . . .      123,000             112,000

       Prepaid expenses and other current
         assets  . . . . . . . . . . . . . .       48,000              39,000
                                               ----------         -----------

           TOTAL CURRENT ASSETS  . . . . . .    6,095,000           5,709,000

     PROPERTY AND EQUIPMENT - Notes A and C

       Machinery and equipment   . . . . . .    2,944,000           3,015,000

       Furniture, fixtures and leasehold
         improvements  . . . . . . . . . . .      199,000             199,000

       Equipment under capital leases  . . .      562,000             611,000

       Rental Property - Note F

         Land  . . . . . . . . . . . . . . .    1,022,000           1,022,000

         Building  . . . . . . . . . . . . .    2,828,000           2,828,000
                                                ---------           ---------
                                                7,555,000           7,675,000

     Less allowance for depreciation and
       amortization  . . . . . . . . . . . .    3,516,000           3,601,000
                                                ---------           ---------

                                                4,039,000           4,074,000

     OTHER ASSETS

       Reacquired franchises, net of
         accumulated amortization of
         $117,000 (September 30, 1995) and
         $127,000 (December 31, 1995)  . . .      210,000             200,000

       Other assets  . . . . . . . . . . . .      154,000             176,000
                                              -----------         -----------

                                              $10,498,000         $10,159,000
                                              ===========         ===========

     See notes to consolidated financial statements

     COMPUMED, INC. AND SUBSIDIARIES
     CONSOLIDATED BALANCE SHEETS


                                           September 30, 1995  December 31, 1995
                                           ------------------  -----------------
                                                                  (unaudited)

     LIABILITIES AND STOCKHOLDERS' EQUITY

     CURRENT LIABILITIES

     Accounts payable                            $465,000            $464,000
     Deferred revenue                              95,000             100,000
     Other accrued liabilities                    952,000             932,000
     Current portion of long term debt-Note B     704,000           3,633,000
     Current portion of capital lease
         obligations-Note C                        22,000              31,000
                                                ---------           ---------
     TOTAL CURRENT LIABILITIES                  2,238,000           5,160,000

     TRUST DEED NOTES PAYABLE, less current
       portion-Note B                           2,932,000


     CAPITAL LEASE OBLIGATIONS, less current
       portion-Note C                              69,000             101,000

     OTHER LIABILITIES                             58,000              59,000

     COMMITMENTS AND CONTINGENCIES-Note C and
       Note H

     STOCKHOLDERS' EQUITY-Note E
       Preferred stock, $.10 par value--authorized
         1,000,000 shares

          Class A $3.50 cumulative convertible
          voting preferred stock, issued and
          outstanding --  8,400 shares              1,000               1,000

          Class B $3.50 convertible voting
          preferred stock, issued and outstanding
          - 52,333                                  5,000               5,000

     Common Stock, $.01 par value--authorized
         50,000,000 shares, issued and
         outstanding--8,235,937 (September 1995)
         and 8,346,566 (December 1995)             82,000              83,000

     Additional paid in capital                24,633,000          24,920,000

     Retained deficit                        (19,520,000)        (20,170,000)
                                             ------------        ------------

     STOCKHOLDERS' EQUITY                       5,201,000           4,839,000
                                             ------------        ------------
                                              $10,498,000         $10,159,000
                                             ============        ============


     See notes to consolidated financial statements

     COMPUMED, INC. AND SUBSIDIARIES
     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                           Three Months Ended
                               Year Ended September 30      December 31, 1995
                               -----------------------     -------------------
                                  1994           1995        1994       1995
                                  ----           ----        ----       ----
                                                         (unaudited) (unaudited)
     REVENUES

       ECG services            $1,446,000   $1,643,000  $  401,000  $  426,000
       Osteo services, net        580,000      327,000     174,000
       Product sales              266,000      573,000      55,000      53,000
       Rental property - Note F    66,000      431,000     132,000      99,000
       Other income                 5,000       36,000       1,000      74,000
                               ----------   ----------  ----------  ----------
                                2,363,000    3,010,000     763,000     652,000

     COST AND EXPENSES
       Cost of services         1,499,000    1,416,000     315,000     300,000
       Cost of sales              156,000      284,000      29,000      24,000
       Selling expenses           394,000      418,000      77,000      73,000
       Research and development   551,000      250,000      47,000     164,000
       Cost of rights - Note E  1,696,000      228,000
       General and
         administrative
         expenses               1,388,000    1,392,000     393,000     553,000
       Depreciation and amorti-
         zation                   359,000      538,000     125,000     102,000
       Interest expense           184,000      374,000     106,000      85,000
       Loss on impairment of
         asset - Note F                      1,500,000
                               ----------   ----------  ----------  ----------
                                6,227,000    6,400,000   1,092,000   1,301,000

     NET LOSS                 $(3,864,000) $(3,390,000)  $(329,000)  $(649,000)
                               ==========   ==========    ========    ========

     NET LOSS PER SHARE       $     (.90)   $     (.55) $     (.07)  $    (.08)
                              ===========   =========== ===========  ==========
     Weighted average
     number of
     common shares
     outstanding                4,315,200    6,150,500   4,809,200   8,344,300
                                =========    =========   =========   =========

     See notes to consolidated financial statements

     COMPUMED, INC. AND SUBSIDIARIES
     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                          PREFERRED    COMMON   ADDITIONAL PAID
                                            STOCK       STOCK     IN CAPITAL
                                          --------     ------  ----------------

     Balance at September 30, 1993:        $1,000     $33,000     $13,175,000

       Proceeds from issuance of 571,289
         shares of Common Stock in a
         Regulation "S" offering . . .                  6,000       1,426,000

       Issuance of 737,913 shares of
         common stock for acquisition
         of MB Nutraceuticals, Inc.  .                  7,000       1,689,000

       Proceeds from issuance of 20,000
         shares of Common Stock for
         exercise of warrants  . . . .                                 75,000

       Proceeds from issuance of 31,328
         shares of Common Stock upon
         exercise of stock options . .                                 44,000

       Issuance of 3,087 shares of
         Common Stock for services . .                                 14,000

       Issuance of 52,333 shares of
         Class B preferred stock for
         the acquisition of IRSCO
         Development Company, Inc. . .      5,000                   1,565,000

       Dividends paid on Class A
         preferred stock . . . . . . .

     Net loss  . . . . . . . . . . . .     ------     -------     -----------

     Balance at September 30, 1994:        $6,000     $46,000     $17,988,000

       Proceeds from issuance of
         1,735,029 shares of Common
         Stock in a Regulation "S"
         offering  . . . . . . . . . .                 17,000         962,000

       Issuance of 400,000 shares of
         Common Stock for acquisition
         of TeleCor marketing rights .                  4,000         224,000

       Proceeds from issuance of
         1,236,000 shares of Common
         Stock in a Regulation "D"
         offering  . . . . . . . . . .                 12,000       5,066,000

       Proceeds from issuance of 66,010
         shares of Common Stock upon
         exercise of warrants  . . . .                  1,000         166,000

       Proceeds from issuance of 156,405
         of common stock upon exercise
         of stock options  . . . . . .                  2,000         227,000

       Dividends paid on Class A
         preferred stock . . . . . . .

     Net loss  . . . . . . . . . . . .     ------     -------     -----------

     Balance at September 30, 1995:        $6,000     $82,000     $24,633,000

       Proceeds from issuance of 66,800
         Shares of Common Stock upon
         exercise of warrants  . . . .                  1,000         249,000

       Proceeds from issuance of 43,829
         Shares of Common Stock upon
         exercise of stock options . .                                 38,000

       Dividends paid on Class A Preferred
         Stock . . . . . . . . . . . .

     Net loss  . . . . . . . . . . . .     ------     -------     -----------

     Balance at December 31, 1995
         (unaudited) . . . . . . . . .     $6,000     $83,000     $24,920,000



                                             RETAINED
                                            (DEFICIT)        TOTAL
                                             --------        ------

     Balance at September 30, 1993:       $(12,258,000)   $  951,000

       Proceeds from issuance of 571,289
         shares of Common Stock in a
         Regulation "S" offering . . .                     1,432,000

       Issuance of 737,913 shares of
         common stock for acquisition
         of MB Nutraceuticals, Inc.  .                     1,696,000

       Proceeds from issuance of 20,000
         shares of Common Stock for
         exercise of warrants  . . . .                        75,000

       Proceeds from issuance of 31,328
         shares of Common Stock upon
         exercise of stock options . .                        44,000

       Issuance of 3,087 shares of
         Common Stock for services . .                        14,000

       Issuance of 52,333 shares of
         Class B preferred stock for
         the acquisition of IRSCO
         Development Company, Inc. . .                     1,570,000

       Dividends paid on Class A
         preferred stock . . . . . . .           (5,000)      (5,000)

     Net loss  . . . . . . . . . . . .       (3,864,000)  (3,864,000)
                                             ----------   ----------

     Balance at September 30, 1994:        $(16,127,000)  $1,913,000

       Proceeds from issuance of
         1,735,029 shares of Common
         Stock in a Regulation "S"
         offering  . . . . . . . . . .                       979,000

       Issuance of 400,000 shares of
         Common Stock for acquisition
         of TeleCor marketing rights .                       228,000

       Proceeds from issuance of
         1,236,000 shares of Common
         Stock in a Regulation "D"
         offering  . . . . . . . . . .                     5,078,000

       Proceeds from issuance of 66,010
         shares of Common Stock upon
         exercise of warrants  . . . .                       167,000

       Proceeds from issuance of 156,405
         of common stock upon exercise
         of stock options  . . . . . .                       229,000

       Dividends paid on Class A
         preferred stock . . . . . . .           (3,000)      (3,000)

     Net loss  . . . . . . . . . . . .       (3,390,000)  (3,390,000)
                                             ----------   ----------

     Balance at September 30, 1995:        $(19,520,000)  $5,201,000

       Proceeds from issuance of 66,800
         Shares of Common Stock upon
         exercise of warrants  . . . .                       250,000

       Proceeds from issuance of 43,829
         Shares of Common Stock upon
         exercise of stock options . .                        38,000

       Dividends paid on Class A Preferred
         Stock . . . . . . . . . . . .           (1,000)      (1,000)

     Net loss                                  (649,000)    (649,000)
                                             ----------   ----------
     Balance at December 31, 1995
         (unaudited) . . . . . . . . .     $(20,170,000)  $4,839,000

     COMPUMED, INC. AND SUBSIDIARIES
     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                           Three Months Ended
                               Year Ended September 30      December 31, 1995
                               -----------------------     -------------------
                                  1994           1995        1994       1995
                                  ----           ----        ----       ----
                                                         (unaudited) (unaudited)
     OPERATING ACTIVITIES:

       Net Loss               $(3,864,000) $(3,390,000)  $(329,000)  $(649,000)
       Net adjustments to
       reconcile net loss to
       net cash used in
       operating activities:
         Depreciation and
          amortization            359,000      538,000     125,000     102,000
         Cost of rights         1,696,000      228,000
         Loss on impairment
          of asset                           1,500,000
         Issuance of Common
          Stock for services       14,000
       Changes in operating
       assets and liabilities:
         Interest receivable       25,000        7,000       7,000
         Notes receivable         460,000
         Accounts receivable       (7,000)     (45,000)    (27,000)     54,000
         Other receivables         65,000     (378,000)     35,000     331,000
         Inventories and
           prepaid expenses        86,000       88,000       9,000      20,000
         Accounts payable and
           other liabilities      242,000      270,000      19,000     (15,000)
         Other assets             (59,000)     116,000      (2,000)    (29,000)
                                 --------    ---------   ---------   ---------
     NET CASH USED IN
       OPERATING ACTIVITIES      (983,000)  (1,066,000)   (163,000)   (186,000)

     INVESTING ACTIVITIES:
       Purchase of marketable
         securities                         (4,823,000)               (500,000)
       Sale of marketable
         securities                            100,000                 206,000
       Purchases of property,
         plant and equipment     (122,000)    (270,000)    (36,000)    (71,000)
                                 --------    ---------   ---------   ---------
     NET CASH USED IN
       INVESTING ACTIVITIES      (122,000)  (4,993,000)    (36,000)   (365,000)

     FINANCING ACTIVITIES:
       Net Proceeds from sale
         of stock               1,432,000    6,057,000     345,000
       Dividends on Class A
         preferred stock           (5,000)      (3,000)     (1,000)     (1,000)
       Proceeds from short
         term borrowings           45,000      100,000     176,000
       Payments on short term
         borrowings              (446,000)    (100,000)
       Principal payments on
         capital lease
         obligations              (26,000)     (25,000)     (5,000)     (8,000)
       Principal payments on
         trust deeds payable       (2,000)     (62,000)    (26,000)     (3,000)
       Principal payments on
         notes payable            (16,000)     (21,000)     (6,000)
       Exercise of stock
         options and warrants     119,000      396,000                 288,000
                                ---------    ---------   ---------   ---------
     NET CASH PROVIDED BY
       FINANCING ACTIVITIES     1,101,000    6,342,000     483,000     276,000
                                ---------    ---------   ---------   ---------
     (DECREASE) INCREASE IN
       CASH                        (4,000)     283,000     284,000    (275,000)

     Cash at beginning of year     20,000       16,000      20,000     299,000
                                ---------    ---------   ---------   ---------

     CASH AT END OF YEAR        $  16,000    $ 299,000   $ 304,000   $  24,000
                                =========    =========   =========   =========

     Cash paid for interest     $ 168,000    $ 374,000   $  80,000   $  85,000
                                =========    =========   =========   =========

     During 1994 and 1995 computer and office equipment were acquired under capital lease obligation for $76,000 and $32,000, respectively.

     During 1994 Irsco Development Company, Inc. was acquired with the issuance of 50,000 shares of Class B $3.50 preferred stock for a value of $1,500,000. This included $5,200,000 in property received and the assumption of $3,700,000 in Trust Deed Notes.

     See notes to consolidated financial statements

     COMPUMED, INC. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (The interim financial information for the three months ended December 31, 1994 and 1995 is unaudited)

     NOTE A-BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation:  The consolidated financial statements include
     ---------------------------
     the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and accounts have been eliminated.

     Business Segment and Credit Risk:  The Company operates primarily in one
     --------------------------------
     business segment. The Company is engaged in the assembly, sale, distribution and service of ECG computer analysis equipment, and in the distribution and processing of bone density tests. These OsteoSystems customers are the physicians who take the OsteoGram(R) and send it to Merck (commencing January 1996) for diagnostic laboratory processing; however, payment is made in nearly all cases by the medical insurance carrier of the patient. Accounts receivable related to OsteoSystem consist of approximately sixty percent (60%) from two Medicare intermediaries and approximately forty percent (40%) from about 250 nation-wide private insurance companies. The Company's ECG customer base is comprised of a large group of single site users, none of which is individually significant. Receivables are generally not collateralized. In August of 1994 the Company acquired a business that owns a commercial rental property. Rental revenue is received on approximately 25 separate units pursuant to primarily month-to-month leases. (See Note F.)

     Inventories:  Inventories consist of ECG terminals, component parts and
     -----------
     ECG medical supplies. Inventories are stated at cost (weighted average or first-in first-out method) which is not in excess of market.

     Property and Equipment:  Property and Equipment are stated at cost.
     ----------------------
     Depreciation and amortization are computed based on the following useful lives:
                    Buildings                  20 years
                    Improvements               10 years
                    Equipment              5 to 7 years

     Reacquired Franchises:  The reacquired franchises are being amortized
     ---------------------
     over a seven year period.

     Revenue Recognition:  ECG and healthcare services are recorded when
     -------------------
     billed to the customer in conjunction with services performed. Product sales are recorded upon shipment of product and passage of title to the customer. OsteoSystem services are recorded when processing is completed and claims are submitted to the third party payors. Other income is recorded when accrued or received. Rental revenue is recognized on a straight-line basis pursuant to the terms of the underlying leases.

     Income Taxes:  In February 1992, the Financial Accounting Standards Board
     ------------
     issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Company adopted the provisions of the standard in fiscal year 1994. The adoption of FAS 109 did not have a material impact on the financial position or results of operations of the Company for any period.

     COMPUMED, INC. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     NOTE A-BASIS OF PRESENTATION SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     FAS 109 provides that the liability method is used in accounting for income taxes whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Securities Available-for-Sale:  Management determines the appropriate
     -----------------------------
     classification of equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity.
     There were no unrealized gains or losses on the Company's equity securities at September 30, 1995 and the Company had no equity securities at September 30, 1994. The marketable securities held for sale at September 30, 1995 are invested in a Merrill Lynch Institutional Fund which invests in short-term government and other debt securities. Interest and dividends on securities classified as available-for-sale are included in other income.

     Per Share Data:  Per share data is based on the weighted average of the
     --------------
     number of common shares outstanding during each year. Options and warrants are excluded as they are antidilutive.

     Interim Financial Information (Unaudited):  The interim financial
     -----------------------------------------
     information for the three months ended December 31, 1994 and 1995 is unaudited. The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and in accordance with Form 10-QSB and Item 310 of Regulation SB. Accordingly, the interim financial statements do not include all of the information and footnotes required by generally accepted accounting principles for a complete presentation of such interim financial information. In the opinion of the Company's management, all unaudited interim financial statements have been prepared on the same basis as the audited information and include all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of the results of operations of the interim periods. The results of operations and cash flows for the three months ended December 31, 1995 are not necessarily indicative of the results that can be expected for the year ended September 30, 1996.

     Reclassifications:  Certain reclassifications have been made in the 1994
     -----------------
     financial statements to conform with the 1995 presentations.

     COMPUMED, INC. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     NOTE B-DEBT (CONTINUED)

     In connection with the acquisition of Irsco (see Note F), the Company assumed several notes payable, consisting of the following at September 30, 1995:

          Secured promissory note payable at 9.25% interest
               rate with payments of $26,737 a month, including
               interest                                             $2,995,000

          Second Deed of Trust note payable (former owner of
               Irsco) at 6% interest rate with variable
               payments of $2,000 to $10,000 a month, including
               interest                                                139,000

          Third Deed of Trust note payable (former owner of
               Irsco) Including accrued interest with 9%
               interest rate with principal maturing in
               August 1997                                             502,000
                                                                    ----------
                                                                     3,636,000
          Less current portion                                         704,000
                                                                    ----------
                                                                    $2,932,000
                                                                    ==========

     On November 29, 1995, holders of the Deeds of Trust filed a Notice of Default and Election to Sell under Deed of Trust. The Company has been evaluating its options in relation to the property and has not yet determined whether to oppose the foreclosure. (See Note F.)

     Maturities over the next five years on these notes, including the acceleration of the Second and Third Deeds of Trust to current pursuant to the notice of default, are as follows:

               1996                   $    704,000
               1997                      2,932,000
                                      ------------
                                      $  3,636,000

     Defaults under the Deeds of Trust constitute a default under the Note. Consequently, the holder of the Note has the option of accelerating amounts owed. The Note is classified as long term given the probability of cure through payment of the Second and Third Deeds of Trust or foreclosure which would satisfy the obligation with a noncurrent asset. The notes payable are secured by all of the assets of Irsco, a wholly owned subsidiary of the Company.

     COMPUMED, INC. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     NOTE C-COMMITMENTS

     Capital leases cover computer and office equipment and expire through 2000. The Company has a noncancelable facility lease accounted for as an operating lease expiring in August 1996 which is included in the operating lease amounts below.

     The following is a summary as of September 30, 1995 of future minimum lease payments together with the present value of the net minimum lease payments on capital leases:

     YEAR ENDING SEPTEMBER 30        CAPITAL    OPERATING
                                     LEASES      LEASES
                                     ------     ---------
       1996  . . . . . . . . .       $31,000     $286,000
       1997  . . . . . . . . .        27,000
       1998  . . . . . . . . .        27,000
       1999  . . . . . . . . .        21,000
       2000  . . . . . . . . .         8,000
                                    --------     --------

     Total minimum lease
       payments  . . . . . . .       114,000     $286,000
                                                 ========
     Less amount representing
       interest  . . . . . . .        23,000
                                    --------
     Net minimum lease
       payments  . . . . . . .        91,000

     Less current portion  . .        22,000
                                    --------
     Present value of net
       minimum payments, less
       current portion . . . .      $ 69,000
                                    ========

     Included in accumulated depreciation and amortization is $470,000 (1995) related to capital leases. Amortization of capital leases is included in depreciation and amortization expense. Rental expense under operating leases was $245,000 (1994) and $245,000 (1995).

     Through September 30, 1995 the Company has expensed approximately $330,000 for research and development related to DetoxaholTM rights. The Company has agreed to fund an additional $740,000 over the next year of which $250,000 will be released only for FDA preclinical testing upon meeting certain conditions to the satisfaction of the Company.

     COMPUMED, INC. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     NOTE D-INCOME TAXES

     At September 30, 1995, the Company has available for federal income tax purposes, net operating loss carryforwards of approximately $13,459,000 which expire between 1998 and 2011 and tax credit carryforwards of approximately $165,000, which expire between 1997 and 2001. The utilization of the above net operating loss and tax credit carryforwards are subject to significant limitations under the tax codes due to changes in ownership.

     Significant components of the Company's deferred tax liabilities and assets as of September 30, 1994 and 1995 are as follows:

                                                         1994          1995
                                                         ----          ----
     Deferred tax liabilities:
       Property and Equipment  . . . . . . . .        $(1,509,000)  $ (913,000)

     Deferred tax assets:
        Account receivable allowance . . . . .             66,000       94,000

        Accrued expenses . . . . . . . . . . .            127,000       59,000

        Other  . . . . . . . . . . . . . . . .             31,000       41,000

        Net operating loss carry forwards  . .          4,506,000    5,380,000
                                                      -----------  -----------

          Total deferred tax assets  . . . . .          4,730,000    5,574,000

        Valuation allowance for deferred
          tax assets . . . . . . . . . . . . .         (3,221,000)  (4,661,000)

          Net deferred tax assets  . . . . . .          1,509,000      913,000

            Total  . . . . . . . . . . . . . .        $         0  $         0
                                                      ===========  ===========

     NOTE E-STOCKHOLDERS' EQUITY

     Common Stock:  On August 13, 1992, the Company issued 8,000,000 units,
     ------------
     each unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock. This offering was sold at $.25 per unit for net proceeds of $1,505,000. On September 17, 1992, the 8,000,000 shares of Common Stock became separately tradeable.

     After the one for ten reverse stock split of October 17, 1994, the 8,000,000 warrants were exercisable to purchase 800,000 shares of Common Stock until August 3, 1997. This entitles a holder of 10 warrants to purchase one share of the Company's Common Stock at $3.75 per share. The outstanding warrants were callable by the Company at any time after August 3, 1994, at a price of $.05 per warrant. A total of 67,910 of the warrants were exercised as of September 30, 1995.

     COMPUMED, INC. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     NOTE E-STOCKHOLDERS' EQUITY (CONTINUED)

     The Company issued to the underwriter 800,000 units, each unit consisting of the right to purchase one share of Common Stock at a price of $.30 per share and one warrant to purchase one share of Common Stock for $.375 per share. The units and underlying warrants are exercisable until August 2, 1997. After the one for ten reverse stock split of October 17, 1994, the 800,000 units were exercisable into 80,000 shares of Common Stock at $3.00 per share and warrants to purchase 80,000 shares of Common Stock at $3.75 per share.

     Pursuant to an Agreement and Plan of Reorganization entered into on March 18, 1994, the Company acquired all of the issued and outstanding common stock of MB in exchange for 635,380 shares of the Company's Common Stock. MB had only two shareholders of which its President and principal shareholder was Dr. Howard Mark, a Director and Medical Director of the Company. The MB shareholders also received 102,532 shares of Common Stock for their assistance in raising, prior to June 15, 1994, $200,000 for the Company through a Regulation S offering. Independent appraisers valued the acquisition of MB and its rights to DetoxaholTM at $1,696,000; however, in accordance with industry practices regarding research and development expenses, the Company immediately expensed this amount. An additional 265,000 shares were reserved for issue on the basis of .16 shares of Common Stock for every currently outstanding warrant or option that is exercised prior to June 15, 1995. As of September 30, 1995, none of these shares have been issued.

     In 1994, the Company sold 571,289 shares of Common Stock pursuant to Regulation S under the Securities Act. Net proceeds of $1,452,000 were used for the funding of research and development, prepayment of debt and payment of operating expenses

     From December 1994 through June 1995 the Company sold 1,735,029 shares of Common Stock at $.60 per share pursuant to Regulation S under the Securities Act. In addition, warrants to purchase 142,000 shares of Common Stock at an exercise price of $1.10 were issued as a finders fee in the transaction. Net proceeds of $979,000 were used for the funding of research and development and payment of operating expensed.

     In February 1995 the Company issued 400,000 shares of Common Stock for the acquisition of certain exclusive rights for the marketing of certain new products of Aerotel Ltd., a medical device and telecommunications company based in Israel. The original term of the license has expired as a result of the Company's failure to meet certain minimum sales amounts in 1995. Costs associated with obtaining the license ($228,000) were expensed in fiscal year 1995.

     In August 1995 the Company sold 1,236,000 shares of Common Stock pursuant to Regulation D under the Securities Act. Net proceeds of $5,078,000 will be used for research and development and operating expenses.

     Class A $3.50 Cumulative Convertible Voting Preferred Stock:  The holders
     -----------------------------------------------------------
     of Class A Preferred Stock are entitled to receive, when and as declared by the Board of Directors of the Company, dividends at an annual rate of $.35 per share, payable quarterly. Dividends are cumulative from the date of issuance. Every two shares of the Class A Preferred Stock are presently convertible, subject to adjustment, into one share of Common Stock. In the event of any liquidation, the holders of the Class A Preferred Stock are entitled to receive $2.00 in cash per share plus accumulated and unpaid dividends out of assets available for distribution to stockholders, prior to any distribution to holders of Common Stock or any other stock ranking junior to the Class A Preferred Stock. The Class A Preferred Stock may be redeemed by the Company, upon 30 days written notice, at a redemption

     COMPUMED, INC. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     NOTE E-STOCKHOLDERS' EQUITY (CONTINUED)

     price of $3.85 per share. Class A Preferred Stock stockholders have the right to convert their shares into Common Stock during such 30 day period.

     Shares of Class A Preferred Stock have one vote each. Shares of Class A Preferred Stock vote along with shares of Common Stock and shares of Class B Preferred Stock as a single class on all matters presented to the stockholders for action except as follows: Without the affirmative vote of the holder of a majority of the Class A Preferred Stock then outstanding, voting as a separate class, the Company may not (i) amend, alter or repeal any of the preferences or rights of the Class A Preferred Stock, (ii) authorize any reclassification of the Class A Preferred Stock, (iii) increase the authorized number of shares of Class A Preferred Stock or (iv) create any class or series of shares ranking prior to the Class A Preferred Stock as to dividends or upon liquidation.

     Of the 437,500 shares of Class A Preferred Stock issued on September 30, 1991, a total of 429,100 were converted into 429,100 shares of Common Stock. A total of 4,200 shares of Common Stock are currently issuable upon conversion of the remaining 8,400 shares of the Class A Preferred Stock.

     Class B $3.50 Convertible Voting Preferred Stock:  In August 1994, the
     ------------------------------------------------
     Company issued 52,333 shares of Class B $3.50 Convertible Preferred Stock ("Class B Preferred Stock") in connection with the acquisition of Irsco (See Note F). The holders of Class B Preferred Stock are entitled to receive dividends only, when and as declared by the Board of Directors of the Company. Each share of Class B Preferred Stock is convertible, subject to adjustment, into 10 shares of Common Stock. In the event of any liquidation, the holders of the Class B Preferred Stock are entitled to receive $3.50 in cash per share plus accumulated and unpaid dividends out of assets available for distribution to stockholders, prior to any distribution to holders of Common Stock or any other stock ranking junior to the Class B Preferred Stock. Each share of Class B Preferred Stock may be redeemed by the Company, upon 30 days written notice, at a redemption price of $3.85 per share. Class B Preferred Stock stockholders have the right to convert their shares into Common Stock during this 30 day period.

     Shares of Class B Preferred Stock are entitled to one vote each. Shares of Class B Preferred Stock vote as a single class on all matters presented to the stockholders for action except as follows: Without the affirmative vote of the holder of a majority of the Class B Preferred Stock then outstanding, voting as a separate class, the Company may not (i) amend, alter or repeal any of the preferences or rights of the Class B Preferred Stock, (ii) authorize any reclassification of the Class B Preferred Stock,
     (iii) increase the authorized number of shares of Class B Preferred Stock or (iv) create any class or series of shares ranking prior to the Class B Preferred Stock as to dividends or upon liquidation.

     Stock Options and Warrants:  Pursuant to the 1992 Stock Option Plan, the
     --------------------------
     Company may grant qualified or non-qualified options for the purchase of 480,000 shares of Common Stock. The number of shares available upon the exercise of options granted under the Plan were increased from 360,000 to 480,000 shares. Such increase was approved by the Company's stockholders at its Annual Meeting in March 1995. Options are granted at prices equal to the fair market value of the stock on the date the options are granted. The options generally are exercisable in three equal annual installments commencing one year from date of grant and expire 10 years after the date of grant. At the year ended September 30, 1995, there were 301,801 shares reserved for exercise of options granted, of which 96,021 were exercisable, and 50,630 were available for grant under such plan.

     COMPUMED, INC. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     NOTE E-STOCKHOLDERS' EQUITY (CONTINUED)

     In addition to options issued pursuant to the Plan, in March 1995, the board approved the grant of 175,000 non-qualified stock options that vest over three years to members of the Board. In addition, officers and certain employees and consultants were granted 467,599 non-qualified options, 50,000 of which vest from one to six months and the remainder vest from one to three years. All of the options were granted at an exercise price equal to the current market value. A total of 50,000 options were exercisable at September 30, 1995.

     The following table summarizes the activity related to the Company's qualified and nonqualified stock options and warrants issued. The Company has reserved shares of Common Stock for all options and warrants outstanding.

                                                   Year Ended September 30,
                                                 ---------------------------
                                                 1993         1994      1995
                                                 ----         ----      ----

     Options and warrants outstanding
        at beginning of year ($1.00 to
        $11.90 per share)  . . . . . . .      1,369,200    1,662,800  1,695,400

     Options granted
        ($1.00 to $11.90 per share)  . .        243,600       95,500    694,200

     Warrants issued
        ($.50 to $3.75 per share)  . . .        167,300       22,000    375,900

     Options and warrants exercised  . .        (43,200)     (51,300)  (222,400)

     Options canceled  . . . . . . . . .        (74,100)     (33,600)
                                              ---------    ---------  ---------

                                              1,662,800    1,695,400  2,543,100
                                              =========    =========  =========

     NOTE F-RENTAL PROPERTY (IRSCO)

     On August 12, 1994 the Company acquired Irsco in exchange for 52,333 shares of the Company's $3.50 Class B Convertible Preferred Stock. Each share of Preferred Stock is convertible into 10 shares of the Common Stock. The Company can redeem the Preferred Stock after one year, upon 30 days notice, at a price of $3.85 per share. In addition to the Preferred Stock, the Company issued warrants to purchase 22,000 shares of Common Stock at an exercise price of $3.75 per share. These warrants terminate five years from date of issue. Irsco's principal asset is a 6.3 acre industrial park, consisting of nine buildings comprising a total of 118,270 sq. ft. plus parking. The buildings have been divided into 25 separate units, ranging from 1,900 sq. ft. to 10,000 sq. ft. The property is located in Irwindale, California, approximately 18 miles from downtown Los Angeles. The acquisition has been accounted for under the purchase method and, accordingly, the operating results of Irsco have been included in the consolidated operating results since the date of acquisition. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the asset acquired and liabilities assumed.

     COMPUMED, INC. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     NOTE F-RENTAL PROPERTY (IRSCO) (CONTINUED)

     The following table summarizes the unaudited consolidated proforma results of operations assuming the acquisition of Irsco had occurred at the beginning of fiscal year 1993 (in thousands):

                                 Fiscal Year Ended
                                September 30, 1994
                                ------------------

          Revenues                    $2,804
          Net loss                    (3,988)
          Net loss per share            (.92)

     On November 29, 1995 holders of the Second and Third Deeds of Trust filed a notice of default and election to sell under Deed of Trust against Irsco. The Company is evaluating its options in relation to the property and whether to oppose the foreclosure. Given the recent licensing arrangement with Merck (See Note I) the property no longer fits with the strategic priorities of the Company. Based on these factors and other impairment indicators the Company reduced the value of the rental property to net realizable value and recorded a loss on impairment of $1.5 million.

     Total rental income from the property was $66,000 (1994) and $431,000
     (1995) with rental expenses related to the property including interest and depreciation of $74,000 (1994) and $616,000 (1995).

     NOTE G-OTHER INFORMATION

     Savings and Retirement Plans
     ----------------------------
     The Company has a Savings and Retirement Plan (the "Plan") under which every full-time salaried employee who is 18 years of age or older may contribute up to 15 percent of his or her annual salary to the Company's Plan. For an employee contribution of up to but not exceeding 6 percent of the employee's annual salary the Company will make a matching contribution of $.25 for every $1.00 of the employee's contribution. The Company's contributions are 100% vested after 60 months of contributions to the Plan. Benefits are payable under the Plan upon termination of a participant's employment with the Company or at retirement. The Plan meets the requirements of Section 401(k) of the Internal Revenue Code.

     In March 1993, the Company established a defined compensation plan for executives to defer part of their compensation up to 15% of their annual salary, less any monies withheld under the Company's 401(k) Plan. In addition to executive's compensation, the Company contributes $.25 to the plan for each $1.00 of executive compensation contribution. The Company has elected to invest the amount in the executive's account in a life insurance policy in the name of the executive with assignment to the Company. The Company is obligated to pay to the executive or any beneficiary any credit balance in the executive's account.

     The Company's matching contribution which was charged to expense was $13,000 and $7,000 in fiscal 1994 and 1995, respectively.

     COMPUMED, INC. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     NOTE H-CONTINGENCIES

     In July 1994, an alleged former associate of the principals of MB, a company acquired by the Company in March 1994, filed an action against the Company, its officers and directors and the former principals of MB. The action was filed in the Los Angeles County Superior Court, seeking unspecified damages and injunctive relief based on numerous alleged causes of action, including intentional interference with contract, intentional interference with prospective economic advantages, and aiding and abetting breach of fiduciary duties.

     The Company denies the allegations and contends that the lawsuit has no merit. In accordance with its acquisition agreement with MB, the Company has demanded indemnification for any costs, expenses or awards relating to this matter. The Company has also notified its insurance carrier in regard to indemnification. The Company's right to indemnification and the scope of such indemnification have not been resolved. The Company is unable to determine the ultimate outcome of this litigation or the effect on its financial condition, as discovery is in an early stage.

     In October and November 1995, several securities class actions have been brought against the Company and certain executive officers and directors concerning certain alleged misrepresentation and omission of material facts concerning the terms of the Company's right to receive royalties pursuant to the Merck License Agreement. The case is in the early stages of discovery although the Company denies the allegations and contends that the lawsuit has no merit. The Company is unable to determine the ultimate outcome of this litigation or the effect on its financial condition.

     NOTE I-MERCK LICENSE

     On September 22, 1995, the Company entered into an agreement with Merck whereby Merck was granted a perpetual, exclusive license of the Company's OsteoGram(R) technology and was assigned the Company's software copyright and OsteoGram(R) trade name. The Company retains the right to make major enhancements to the technology and to use or license such enhancements, subject to Merck approval.

     Under the license agreement for the first-generation OsteoGram(R), Merck will pay the Company royalties for each revenue-producing test using the OsteoGram(R) technology during the years 1996 through 2000. The royalties will escalate from $2 to $4 per test over that period. These royalty payments have no maximum amount during 1996 through 1998, but they are subject to a maximum in the year 1999 equal to the lesser of 10% of Merck's total collected revenues in that year or $3 million and a maximum in the year 2000 equal to the lesser of 10% of Merck's total collected revenues in that year or $4 million. There are no minimum royalties under the agreement.

          In connection with entering into the Merck License Agreement, the Company paid $100,000 and issued five year warrants for the purchase of 83,000 shares of the Company's Common Stock at an exercise price of $2.50 per share to SASCO and forgave $30,000 of indebtedness owed to it by SASCO as a modification of payments due to SASCO for assets the Company purchased from SASCO in 1991 in connection with the development of the OsteoSystem. In addition, the Company agreed to pay SASCO, as additional consideration for such modification, 8% of all royalties paid by Merck to the Company under the Merck License Agreement and extended by five years the term of warrants to purchase 64,000 shares of the Company's Common Stock at an exercise price of $2.50 issued to SASCO under the Company's original agreement with SASCO. Amounts paid were expensed in 1995.

     ===================================     ===================================

          No person is authorized in
     connection with any offering made
     hereby to give any information or         1,412,200 Shares of Common Stock
     to make any representation not
     contained in this Prospectus, and,
     if given or made, such information
     or representation must not be relied
     upon as having been authorized by
     the Company or any underwriter.
     This Prospectus does not constitute                COMPUMED, INC.
     an offer to sell or a solicitation
     of an offer to buy any security
     other than the shares of Common
     Stock offered hereby, nor does it
     constitute an offer to sell or a
     solicitation of any offer to buy
     any of the securities offered
     hereby to any person in any
     jurisdiction in which it is
     unlawful to make such an offer or
     solicitation.  Neither the delivery
     of this Prospectus nor any sale
     made hereunder shall under any                  -------------------
     circumstances create an implication             P R O S P E C T U S
     that there has been no change in the            -------------------
     affairs of the Company since the
     date hereof.


            TABLE OF CONTENTS
            -----------------

                                    Page
                                    ----

     Available Information . . . . .   2
     Prospectus Summary  . . . . . .   3
     The Company . . . . . . . . . .   3
     The Offering  . . . . . . . . .   3
     Summary of Financial Data . . .   4                March 13, 1996
     Risk Factors  . . . . . . . . .   5
     Use of Proceeds . . . . . . . .  10
     Dividend Policy . . . . . . . .  10
     Capitalization  . . . . . . . .  11
     Selected Financial Data . . . .  12
     Management's Discussion and
      Analysis of Financial
      Condition and Results of
      Operations . . . . . . . . . .  13
     Market for the Company's Common
      Stock and Related Stockholder
      Matters  . . . . . . . . . . .  15
     Business  . . . . . . . . . . .  16
     Legal Proceedings . . . . . . .  26
     Management  . . . . . . . . . .  27
     Compensation of Executive
      Officers . . . . . . . . . . .  29
     Principal Stockholders  . . . .  32
     Description of Securities . . .  33
     Selling Stockholders  . . . . .  35
     Plan of Distribution  . . . . .  37
     Statement as to
      Indemnification  . . . . . . .  38
     Legal Matters . . . . . . . . .  38
     Experts . . . . . . . . . . . .  38

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